SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  [X]

                        Pre-Effective Amendment No. [ ]

                        Post-Effective Amendment No. [ ]

                                     and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                    Amendment No. 1 (File No. 811-07355)            [X]
                                    ---------

                        (Check appropriate box or boxes)

                          IDS LIFE VARIABLE ACCOUNT 10
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)

                           IDS Life Insurance Company
--------------------------------------------------------------------------------
                               (Name of Depositor)

                    IDS Tower 10, Minneapolis, MN 55440-0010
--------------------------------------------------------------------------------
        (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code (612) 671-3678
--------------------------------------------------------------------------------

          Mary Ellyn Minenko, IDS Tower 10, Minneapolis, MN 55440-0010
--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)


  It is proposed that this filing will become effective: as soon as possible.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8 (a) may determine.

Prospectus

[_____], 1999

AXP Retirement Advisor Variable Annuity

Individual flexible premium deferred combination fixed/variable annuity.

IDS Life Variable Account 10

Issued by:        IDS Life Insurance Company (IDS Life)
                  IDS Tower 10
                  Minneapolis, MN 55440-0010
                  Telephone: 800-437-0602
                  http://www.americanexpress.com/advisors

This prospectus contains information that you should know before investing. You also will receive the following prospectuses:

o        IDS Life Retirement Annuity Mutual Funds;  o        New Fund;
o        New Fund;                                  o        New Fund;
o        New Fund;                                  o        New Fund;
o        New Fund;                                  o        New Fund;
o        New Fund;                                  o        New Fund;
o        New Fund;                                  o        New Fund;
o        New Fund;                                  o        New Fund;
o        New Fund;                                  o        New Fund;
o        New Fund;                                  o        New Fund;
o        New Fund;                                  o        New Fund;
o        New Fund;                                  o        New Fund; and
o        New Fund

Please read the prospectuses carefully and keep them for future reference. This contract is available for qualified and nonqualified plans.

The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in this contract is not a deposit of a bank or financial institution and is not insured or guaranteed by the federal deposit insurance corporation or any other government agency. An investment in this contract involves investment risk including the possible loss of principal.

A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting IDS Life at the telephone number above or by completing and sending the order form on the last page of this prospectus. The table of contents of the SAI is on the last page of this prospectus.

Table of Contents


Key Terms
The Contract in Brief
Expense Summary
Condensed Financial Information (Unaudited)
Financial Statements
Performance Information
The Variable Account and The Funds
The Fixed Account
Buying Your Contract
Charges
Valuing Your Investment
Making the Most of Your Contract
Surrenders
TSA -- Special Surrender Provisions
Changing Ownership
Benefits in Case of Death
The Annuity Payout Period
Taxes
Voting Rights
Substitution of Investments
About the Service Providers
Year 2000
Table of Contents of the Statement of Additional Information

Key Terms

These terms can help you understand details about your contract.

Accumulation unit -- A measure of the value of each subaccount before annuity payouts begin.

Annuitant -- The person on whose life or life expectancy the annuity payouts are based.

Annuity payouts -- An amount paid at regular intervals under one of several plans.

Beneficiary -- The person you designate to receive annuity benefits in case of the owner's or annuitant's death while the contract is in force and before annuity payouts begin.

Close of business -- When the New York Stock Exchange (NYSE) closes, normally 4 p.m. Eastern time.

Contract value -- The total value of your contract before we deduct any applicable charges.

Contract year -- A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

Fixed account -- An account to which you may allocate purchase payments. Amounts you allocate to this account earn interest at rates that we declare periodically.

Funds -- Mutual funds and/or portfolios that are investment options under your contract, each with a different investment objective. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

Owner (you, your) -- The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.


Qualified annuity -- A contract that you purchase for one of the following retirement plans that is subject to applicable federal law and any rules of the plan itself:

o        Individual Retirement Annuities (IRAs)
o        Simplified Employee Pension (SEP) plans
o        Section 401(k) plans
o        Custodial and trusteed pension and profit sharing plans
o        Tax-Sheltered Annuities (TSAs)

All other contracts are considered nonqualified annuities.

Settlement date -- The date when annuity payouts are scheduled to begin.

Surrender value -- The amount you are entitled to receive if you make a full surrender from your contract. It is the contract value minus any applicable charges.

Valuation date -- Any normal business day, Monday through Friday, that the NYSE is open. Each valuation date ends at the close of business. We calculate the value of each subaccount at the close of business on each valuation date.

Variable account -- Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

The Contract in Brief

Purpose: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more investments (purchase payments) that may earn returns that increase the value of the contract. The contract provides lifetime or other forms of payouts beginning at a specified date (the settlement date).

Free look period:                   You may return your contract to our office
                                    within 10 days after it is delivered to you and receive a full refund of the contract value, less any purchase payment credits up to the maximum surrender charge. (See
                                    "Valuing Your Investment - Purchase payment credits.") We will not deduct any other charges. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made.
                                    (Exception: If the law requires, we will refund all of your purchase payments.)

Accounts:                           Currently, you may allocate your purchase
                                    payments among any or all of:

                                    o   the subaccounts, each of which invests
                                        in a fund with a particular investment
                                        objective. The value of each subaccount
                                        varies with the performance of the
                                        particular fund in which it invests. We
                                        cannot guarantee that the value at the
                                        settlement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p. __)

                                    o   the fixed account, which earns interest
                                        at a rate that we adjust periodically.
                                        (p. __)

Buying your contract:               We will help you complete and submit an
                                    application. Applications are subject to acceptance at our office. You may buy a nonqualified annuity or a qualified annuity.
                                    After your initial purchase payment, you have the option of making additional purchase payments in the future.

                                    o   Minimum initial purchase payment --
                                        $2,000 ($1,000 for qualified annuities)
                                        unless you pay in installments by means
                                        of a bank authorization or under a group billing arrangement such as a payroll deduction.

                                    o   Minimum additional purchase payment
                                        -- $50.

                                    o   Minimum installment purchase payment --
                                        $50 monthly; $23.08 biweekly (scheduled
                                        payment plan billing).

                                    o   Maximum first-year purchase payments --
                                        $100,000 to $1,000,000 depending on your
                                        age.

                                    o   Maximum purchase payment for each
                                        subsequent year -- $50,000 to $100,000
                                        depending upon your age. (p. __)

Transfers:              Subject to certain restrictions you currently may
                        redistribute your money among the subaccounts and the fixed account without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. You may establish automated transfers among the fixed account and subaccounts. Fixed account transfers are subject to special restrictions. (p. __)

Surrenders:             You may surrender all or part of your contract value at
                        any time before the settlement date. You also may establish automated partial surrenders. Surrenders may be subject to charges and tax penalties (including a 10%
                        IRS penalty if you surrender prior to your reaching age
                        59 1/2) and may have other tax consequences; also, certain restrictions apply. (p.--)

Changing ownership:     You may change ownership of a nonqualified annuity by
                        written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. __)

Benefits in case
of death:               If you or the annuitant die before annuity payouts
                        begin, we will pay the beneficiary an amount at least equal to the contract value. (p. __)

Annuity Payouts:        You can apply your contract value to an annuity payout
                        plan that begins on the settlement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet the requirements of the qualified plan. We can make payouts on a fixed or variable basis, or both. Total monthly payouts may include amounts from each subaccount and the fixed account. During the annuity payout period, you cannot be invested in more than five subaccounts at any one time unless we agree otherwise. (p. __)

Taxes: Generally, your contract grows tax-deferred until you surrender it or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. __)

Charges:
                        o  $30 annual contract administrative charge;
                        o for nonqualified annuities a 0.95% mortality and expense risk fee;
                        o for qualified annuities a 0.75% mortality and expense risk fee;
                        o  surrender charge;
                        o any premium taxes that may be imposed on us by state or local governments(currently, we deduct any applicable premium tax when you make a full surrender or when annuity payouts begin); and
                        o  the operating expenses of the funds.

Expense Summary


The purpose of the following information is to help you understand the various costs and expenses associated with your contract.


You pay no sales charge when you purchase your contract. We show all costs that you bear directly or indirectly for the subaccounts and funds below. Some expenses may vary as we explain under "Charges."

Contract owner expenses:

         Surrender charge: contingent deferred sales charge as a percentage of purchase payment surrendered. The owner selects either a seven year or ten year surrender charge schedule at the time of application.

                    Seven year schedule                                         Ten year schedule
 Years from purchase payment                                     Years from purchase
           receipt              Surrender charge percentage        payment receipt        Surrender charge percentage
              1                             7%                            1                           8%
              2                              7                            2                            8
              3                              7                            3                            8
              4                              6                            4                            7
              5                              5                            4                            7
              6                              4                            6                            6
              7                              2                            7                            5
          Thereafter                         0                            8                            4
                                                                          9                            3
                                                                         10                            2
                                                                     Thereafter                        0

         Annual contract administrative charge                         $30*

* We will waive this charge when your contract value, or total purchase payments less any payments surrendered, is $50,000 or more on the current contract anniversary.

Annual subaccount expenses (as a percentage of average subaccount value):

Mortality and expense risk fee               0.95% for nonqualified annuities
                                             0.75% for qualified annuities

Annual operating expenses of the funds (as a percentage of average daily net assets)

                                      Management          12b-1           Other
                                      Fees                Fees            Expenses         Total
IDS Life Aggressive Growth Fund
IDS Life Capital Resource Fund
IDS Life Global Yield Fund
IDS Life Growth Dimensions Fund
IDS Life Income Advantage Fund
IDS Life International Equity Fund
IDS Life Managed Fund IDS Life Moneyshare Fund
IDS Life Special Income Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund

Examples:*

You would pay the following expenses on a $1,000 investment in a nonqualified annuity with a seven year surrender charge schedule and a 0.95% mortality and expense risk fee assuming a 5% annual return and....
                                                                           no surrender or selection
                                      a full surrender at the end          of an annuity payout plan at the
                                      of each time period                  end each time period
                                      1 year              3 years          1 year              3 years
IDS Life Aggressive Growth Fund
IDS Life Capital Resource Fund
IDS Life Global Yield Fund
IDS Life Growth Dimensions Fund
IDS Life Income Advantage Fund
IDS Life International Equity Fund
IDS Life Managed Fund
IDS Life Moneyshare Fund
IDS Life Special Income Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund

You would pay the following expenses on a $1,000 investment in a nonqualified annuity with a ten year surrender charge schedule and a 0.95% mortality and expense risk fee assuming a 5% annual return and....
                                                                             no surrender or selection
                                        a full surrender at the end          of an annuity payout plan at the
                                        of each time period                  end of each time period
                                        1 year              3 years            1 year              3 years
IDS Life Aggressive Growth Fund
IDS Life Capital Resource Fund
IDS Life Global Yield Fund
IDS Life Growth Dimensions Fund
IDS Life Income Advantage Fund
IDS Life International Equity Fund
IDS Life Managed Fund
IDS Life Moneyshare Fund
IDS Life Special Income Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund


You would pay the following expenses on a $1,000 investment in a qualified annuity with a seven year surrender charge schedule and a 0.75% mortality and expense risk fee assuming a 5% annual return and....
                                                                             no surrender or selection
                                        a full surrender at the end          of an annuity payout plan at the end of
                                        of each time period                  each time period
                                        1 year              3 years          1 year              3 years

IDS Life Aggressive Growth Fund
IDS Life Capital Resource Fund
IDS Life Global Yield Fund
IDS Life Growth Dimensions Fund
IDS Life Income Advantage Fund
IDS Life International Equity Fund
IDS Life Managed Fund
IDS Life Moneyshare Fund
IDS Life Special Income Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund


You would pay the following expenses on a $1,000 investment in a qualified annuity with a ten year surrender charge schedule and a 0.75% mortality and expense risk fee assuming a 5% annual return and....
                                                                             no surrender or selection
                                        a full surrender at the end          of an annuity payout plan at the end of
                                        of each time period                  each time period
                                        1 year              3 years          1 year              3 years

IDS Life Aggressive Growth Fund
IDS Life Capital Resource Fund
IDS Life Global Yield Fund
IDS Life Growth Dimensions Fund
IDS Life Income Advantage Fund
IDS Life International Equity Fund
IDS Life Managed Fund
IDS Life Moneyshare Fund
IDS Life Special Income Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund

* In these examples, the $30 contract administrative charge is approximated as a [___]% charge based on our estimated average contract size. Premium taxes imposed by some state and local governments are not reflected in this table.
   We entered into certain arrangements under which we are compensated by the funds' advisors and/or distributors for the administrative services we provide to the funds.

You should not consider these examples as representations of past or future expenses. Actual expenses may be more or less than those shown.

Condensed Financial Information (Unaudited)

The following tables give per-unit information about the financial history of each subaccount. We have not provided this information for the subaccounts because they are new and do not have any history.

[To be inserted by accounting.]

Financial Statements

You can find our audited financial statements and the audited financial statements of the subaccounts in the SAI.

Performance Information


Performance information for the subaccounts may appear from time to time in advertisements or sales literature. This information reflects the performance of a hypothetical investment in a particular subaccount during a specified time period. Currently, we do not provide any performance information for the subaccounts because they are new and have not had any activity to date. However, we show performance from the commencement date of the funds as if the contract existed at that time. Although we base performance figures on historical earnings, past performance does not guarantee future results.


We include non-recurring charges (such as surrender charges) in total return figures, but not in yield quotations. Excluding non-recurring charges in yield calculations increases the reported value.

Total return figures reflect deduction of all applicable charges, including:

o        the contract administrative charge,
o        mortality and expense risk fee, and
o surrender charge (assuming a surrender at the end of the illustrated period).

We also may make optional total return quotations that do not reflect a surrender charge deduction (assuming no surrender). Total return quotations may be shown by means of schedules, charts or graphs.


Average annual total return is the average annual compounded rate of return of the investment over a period of one, five and ten years (or up to the life of the subaccount if it is less than ten years old).

Cumulative total return is the cumulative change in the value of an investment over a specified time period. We assume that income earned by the investment is reinvested. Cumulative total return generally will be higher than average annual total return.


Annualized simple yield (for subaccounts investing in money market funds) "annualizes" the income generated by the investment over a given seven-day period. That is, we assume the amount of income generated by the investment during the period will be generated each seven-day period for a year. We show this as a percentage of the investment.

Annualized compound yield (for subaccounts investing in money market funds) is calculated like simple yield except that we assume the income is reinvested when we annualize it. Compound yield will be higher than the simple yield because of the compounding effect of the assumed reinvestment.

Annualized yield (for subaccounts investing in income funds) divides the net investment income (income less expenses) for each accumulation unit during a given 30-day period by the value of the unit on the last day of the period. We then convert the result to an annual percentage. You should consider performance information in light of the investment objectives, policies, characteristics and quality of the fund in which the subaccount invests and the market conditions during the specified time period. Advertised yields and total return figures include charges that reduce advertised performance. Therefore, you should not compare subaccount performance to that of mutual funds that sell their shares directly to the public. (See the SAI for a further description of methods used to determine total return and yield.)


If you would like additional information about actual performance, please contact us.

The Variable Account and The Funds

You may allocate payments to any or all the subaccounts of the variable account that invest in shares of the following funds:
------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Investment Advisor or
  Subaccount    Investing in                Investment Objectives and Policies:                  Manager
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Aggressive Growth  Objective: capital appreciation. Invests primarily   IDS Life, investment
      ??        Fund                        in common stocks of small-and medium-size companies. manager; American Express

                                                                                                 Financial
                                                                                                 Corporation
                                                                                                 (AEFC)
                                                                                                 investment
                                                                                                 advisor.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Capital Resource   Objective: capital appreciation. Invests primarily   IDS Life, investment
      ??        Fund                        in U.S. common stocks.                               manager; AEFC investment
                                                                                                 advisor.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Global Yield Fund  Objective: high total return through income and      IDS Life, investment
      ??                                    growth of capital. Invests primarily in debt         manager; AEFC investment
                                            securities of U.S. and foreign issuers.              advisor.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Growth Dimensions  Objective: long-term growth of capital. Invests      IDS Life, investment
      ??        Fund                        primarily in common stocks of U.S. and foreign       manager; AEFC investment
                                            companies showing potential for significant growth.  advisor.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Income Advantage   Objective: high current income, with capital growth  IDS Life, investment
      ??        Fund                        as a secondary objective. Invests primarily in       manager; AEFC investment
                                            long-term, high-yielding, high-risk debt securities  advisor.
                                            below investment grade issued by U.S. and foreign
                                            corporations.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life International      Objective: capital appreciation. Invests primarily   IDS Life, investment
      ??        Equity Fund                 in common stock of foreign issuers.                  manager; AEFC investment
                                                                                                 advisor.1
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Managed Fund       Objective: maximum total investment return through   IDS Life, investment
      ??                                    a combination of capital growth and current income.  manager; AEFC investment
                                            Invests primarily in stocks, convertible             advisor.
                                            securities, bonds and money market instruments.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Moneyshare Fund    Objective: maximum current income consistent with    IDS Life, investment
      ??                                    liquidity and conservation of capital. Invests in    manager; AEFC investment
                                            money market securities.                             advisor.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Special Income     Objective: high level of current income while        IDS Life, investment
      ??        Fund                        conserving the value of the investment for the       manager; AEFC investment
                                            longest time period. Invests primarily in            advisor.
                                            investment-grade bonds.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        New Fund
      ??
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        New Fund
      ??
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        New Fund
      ??
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        New Fund
      ??
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        New Fund
      ??
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        New Fund
      ??
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        New Fund
      ??
------------------------------------------------------------------------------------------------------------------------------
1 American Express Asset Management International, Inc., a wholly-owned subsidiary of AEFC, is the sub-investment advisor for IDS Life International
  Equity Fund.

[Managers for the new funds to be filed by amendment.]

The investment objectives and policies of some of the funds are similar to the investment objectives and policies of other mutual funds that the investment advisor or its affiliates manage. Although the objectives and policies may be similar, each fund will have its own portfolio holdings and its own fees and expenses. Accordingly, each fund will have its own investment results.

The investment managers and advisors cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

All funds are available to serve as the underlying investments for variable annuities. Some funds also are available to serve as investment options for variable life insurance policies and qualified plans. It is possible that in the future, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or qualified plans to invest in the available funds simultaneously.

Although the insurance company and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between annuity owners, policy owners and qualified plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and qualified plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the fund prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and qualified plan accounts.

The IRS issued final regulations relating to the diversification requirements under Section 817(h) of the Internal Revenue Code of 1986, as amended (the
Code). Each fund intends to comply with these requirements.

The variable account was established under Minnesota law on Aug. 23, 1995 and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of IDS Life.

The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

The U.S. Treasury and the Internal Revenue Service (IRS) indicated that they may provide additional guidance on investment control. This concerns how many variable subaccounts an insurance company may offer and how many exchanges among subaccounts it may allow before the contract owner would be currently taxed on income earned within subaccount assets. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

The Fixed Account

You also may allocate purchase payments to the fixed account. We back the principal and interest guarantees relating to the fixed account. The value of the fixed account increases as we credit interest to the account. Purchase payments and transfers to the fixed account become part of our general account. We credit interest daily and compound it annually. We will change the interest rates from time to time at our discretion.

Interests in the fixed account are not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the fixed account. Disclosures regarding the fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. (See "Making the Most of Your Contract -- Transfer policies" for restrictions on transfers involving the fixed account.)

Buying Your Contract

You can fill out an application and send it along with your initial purchase payment to our office. As the owner, you have all rights and may receive all benefits under the contract. You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are 90 or younger.

When you apply, you may select:

o the length of the surrender charge period (seven or ten years);
o the fixed account and/or subaccounts in which you want to invest;
o how you want to make purchase payments; and
o a beneficiary.

The contract provides for allocation of purchase payments to the subaccounts of the variable account and/or to the fixed account in even 1% increments.

If your application is complete, we will process it and apply your purchase payment to the fixed account and subaccounts you selected within two business days after we receive it at our office. If we accept your application, we will send you a contract. If we cannot accept your application within five business days, we will decline it and return your payment. We will credit additional purchase payments you make to your accounts on the valuation date we receive them. We will value the additional payments at the next accumulation unit value calculated after we receive your payments at our office.

The settlement date

Annuity payouts are scheduled to begin on the settlement date. When we process your application, we will establish the settlement date to the maximum age or date described below. You can also select a date within the maximum limits. You can align this date with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the date, provided you send us written instructions at least 30 days before annuity payouts begin.

For nonqualified annuities, the settlement date must be:

o    no earlier than the 60th day after the contract's effective date; and
o no later than the annuitant's 85th birthday or the 10th contract anniversary, if purchased after age 75. (In Pennsylvania, the maximum settlement date ranges from age 85 to 96 based on the annuitant's age when we issue the contract. See contract for details.)

For qualified annuities, to avoid IRS penalty taxes, the settlement date generally must be:

o    on or after the date the annuitant reaches age 59 1/2; and
o for IRAs and SEPs, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or
o for all other qualified annuities by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2, or, if later retires (except that 5% business owners may not select a settlement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you take the minimum IRA or TSA distributions as required by the Code from another tax-qualified investment, or in the form of partial surrenders from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the 10th contract anniversary, if later. (In Pennsylvania, the annuity payout ranges from age 85 to 96 based on the annuitant's age when the contract is issued. See contract for details.)


Beneficiary

If death benefits become payable before the settlement date (while the contract is in force and before annuity payouts begin), we will pay your named beneficiary all or part of the contract value. If there is no named beneficiary, then you or your estate will be the beneficiary. (See "Benefits in Case of Death" for more about beneficiaries.)

Purchase payments

Minimum allowable purchase payments
 If paying by installments*       If paying by any other method:
 under a scheduled payment
 plan:                             $1,000 initial payment for qualified plans
     $23.08 biweekly, or           $2,000 initial payment for nonqualified plans
     $50 per month                 $50 for any additional payments

    * Installments must total at least $600 in the first year. If you do not make any purchase payments for 24 months, and your previous payments total $600 or less, we have the right to give you 30 days' written notice and pay you the total value of your contract in a lump sum. This right does not apply to contracts sold to New Jersey residents.

    Maximum allowable purchase payments** based on the age of you or the annuitant, whoever is older, on the effective date of the contract:
      For the first year:                            For each subsequent year:
         $100,000 for ages 86 to 90                    $50,000 for ages 86-90
         $1,000,000 up to age 85                       $100,000 up to age 85

    **These limits apply in total to all IDS Life annuities you own. We reserve the right to increase maximum limits. For qualified annuities the qualified plan's limits on annual contributions also apply.

We reserve the right to not accept purchase payments allocated to the fixed account for twelve months following either:

1.       a partial surrender from the fixed account; or
2.       a lump sum transfer from the fixed account to a subaccount.

How to make purchase payments

1
By letter         Send your check along with your name and  contract number to:

                  Regular mail:
                  IDS Life Insurance Company
                  Box 74
                  Minneapolis, MN 55440-0074

                  Express mail:
                  IDS Life Insurance Company
                  733 Marquette Avenue
                  Minneapolis, MN 55402



2                          We can help you set up:
By Scheduled
payment plan


o an automatic payroll deduction, salary reduction or other group billing arrangement; or

o        a bank authorization.

Charges

Contract administrative charge

We charge this fee for establishing and maintaining your records. We deduct $30 from the contract value on your contract anniversary at the end of each contract year. We prorate this charge among the subaccounts and the fixed account in the same proportion your interest in each account bears to your total contract value.


We will waive this charge when your contract value, or total purchase payments less any payments surrendered, is $50,000 or more on the current contract anniversary.


If you surrender your contract, we will deduct the charge at the time of surrender regardless of the contract value or purchase payments made. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

Mortality and expense risk fee


We charge this fee daily to the subaccounts. The unit values of your subaccounts reflect this fee. For nonqualified annuities the fee totals 0.95% of the average daily net assets on an annual basis. For qualified annuities the fee totals 0.75% of the average daily net assets on an annual basis. This fee covers the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. This fee does not apply to the fixed account.


Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge and this charge may not cover our expenses. We would have to make up any deficit from our general assets.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;
o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the surrender charge, discussed in the following paragraphs, will cover sales and distribution expenses.


Surrender charge

If you surrender all or part of your contract, you may be subject to a surrender charge. A surrender charge applies if all or part of the surrender amount is from purchase payments we received within seven (7) or ten (10) years before surrender. You select the surrender charge period at the time of your application for the contract. The surrender charge percentages that apply to you are shown in your contract.

For purposes of calculating any surrender charge, we treat amounts surrendered from your contract value in the following order:

1. First, we surrender any contract earnings (contract value less purchase payments received and not previously surrendered). We do not assess a surrender charge on contract earnings.

NOTE: We determine contract earnings by looking at the entire contract value, not the earnings of any particular subaccount or the fixed account.

2. Next, in each contract year, we surrender amounts totaling up to 10% of your prior contract anniversary contract value, but only to the extent not included and surrendered in Number 1 above. (Your initial purchase payment is considered the prior contract anniversary contract value during the first contract year.) We do not assess a surrender charge on this amount.

3. Next we surrender purchase payments received prior to the surrender charge period you selected and shown in your contract. We do not assess a surrender charge on these purchase payments.

4. Finally, if necessary, we surrender purchase payments received that are still within the surrender charge period you selected and shown in your contract. We surrender these payments on a first-in, first-out basis. We do assess a surrender charge on these payments.

We determine your surrender charge by multiplying each of your payments surrendered by the applicable surrender charge percentage, and then adding the total surrender charges.

The surrender charge percentage depends on the number of years since you made the payments that are surrendered, depending on the schedule you selected:

                    Seven year schedule                                         Ten year schedule
 Years from purchase payment                                     Years from purchase
           receipt              Surrender charge percentage        payment receipt        Surrender charge percentage
              1                             7%                            1                           8%
              2                              7                            2                            8
              3                              7                            3                            8
              4                              6                            4                            7
              5                              5                            4                            7
              6                              4                            6                            6
              7                              2                            7                            5
          Thereafter                         0                            8                            4
                                                                          9                            3
                                                                         10                            2
                                                                     Thereafter                        0

Surrender charge calculation example
[To be filed by amendment.]

For a partial surrender that is subject to a surrender charge, the amount we actually surrender from your contract will be the amount you request plus any applicable surrender charge. We apply the surrender charge to this total amount. We pay you the amount you requested. If you make a full surrender of your contract, we also will deduct the $30 contract administrative charge.

Waiver of surrender charges

We do not assess surrender charges for:

o    surrenders of any contract earnings;
o amounts totaling up to 10% of your prior contract anniversary contract value to the extent it exceeds contract earnings;
o required minimum distributions from a qualified annuity (for those amounts required to be distributed from the contract described in this prospectus);
o    contracts settled using an annuity payout plan;
o    amounts we refund to you during the free look period*;
o    death benefits*; and
o surrenders you make under your contract's "Waiver of Surrender Charges for Nursing Home Confinement" provision*. To the extent permitted by state law, this provision applies when you are under age 76 on the date that we issue the contract. We will waive surrender charges that we normally assess upon full or partial surrender if you provide proof satisfactory to us that, as of the date you request the surrender, you or the annuitant are confined to a nursing home and have been for the prior 90 days and the confinement began after the contract date. (See your contract for additional conditions and restrictions on this waiver.)

* However, we will reverse certain purchase payment credits up to the maximum surrender charge. (See "Valuing Your Investment - Purchase payment credits.")

Other information on charges: AEFC makes certain custodial services available to some custodial and trusteed pension and profit sharing plans and 401(k) plans funded by our annuities. Fees for these services start at $30 per calendar year per participant. AEFC will charge a termination fee for owners under age 59 1/2 (fee waived in case of death or disability).

Possible group reductions: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and surrender charges. However, we expect this to occur infrequently.

Premium taxes

Certain state and local governments impose premium taxes (up to 3.5%). These taxes depend upon the state of residence or the state in which the contract was sold. In some cases, we deduct premium taxes from your purchase payments before we allocate them. In other cases, we deduct them when you surrender your contract or when annuity payouts begin.

Valuing Your Investment

We value your fixed account and subaccounts as follows:


Fixed account: We value the amounts you allocated to the fixed account directly in dollars. The fixed account value equals:

o the sum of your purchase payments and transfer amounts allocated to the fixed account;
o  plus any purchase payment credits allocated to the fixed account;
o  plus interest credited;
o minus the sum of amounts surrendered (including any applicable surrender charges) and amounts transferred out; and
o  minus any prorated contract administrative charge.

Subaccounts: We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts or we apply any purchase payment credits to a subaccount, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, each time you take a partial surrender, transfer amounts out of a subaccount, or we assess a contract administrative charge, we subtract a certain number of accumulation units from your contract.


The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests.

The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses. Here is how we calculate accumulation unit values:

Number of units

To calculate the number of accumulation units for a particular subaccount, we divide your investment after deduction of any premium taxes, by the current accumulation unit value.

Accumulation unit value

The current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

Net investment factor

We determine the net investment factor by:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then
o    dividing that sum by the previous adjusted net asset value per share; and
o subtracting the percentage factor representing the mortality and expense risk fee from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

Factors that affect subaccount accumulation units

Accumulation units may change in two ways: in number and in value. Here are th factors that influence those changes:


The number of accumulation units you own may fluctuate due to:

o        additional purchase payments you allocate to the subaccounts;
o        any purchase payment credits allocated to the subaccounts;
o        transfers into or out of the subaccounts;
o        partial surrenders;
o        surrender charges; and/or
o        prorated portions of the contract administrative charge.

Accumulation unit values will fluctuate due to:

o        changes in funds' net asset value;
o        dividends distributed to the subaccounts;
o        capital gains or losses of funds;
o        fund operating expenses; and/or
o        mortality and expense risk fees.

Purchase payment credits

We add a credit to your contract in the amount of:

o 1% of each purchase payment received if you elect the ten year surrender charge schedule for your contract or if your initial purchase payment to the contract is at least $100,000.
o 2% of each purchase payment received if you elect the ten year surrender charge schedule for your contract and your initial purchase payment to the contract is at least $100,000.

We fund the credit from our general account. We do not consider credits to be "investments" for income tax purposes. (See "Taxes.")

We allocate each credit to your contract value when the applicable purchase payment is applied to your contract value. We allocate such credits to your contract value according to allocation instructions in effect for your purchase payments.

We will reverse credits from the contract value for any purchase payment that is not honored.

We will reverse from the contract value credits applied within twelve months preceding: (1) the date of death that results in a lump sum death benefit under this contract; or (2) a request for surrender charge waiver due to Nursing Home Confinement, if applicable. The amount returned to you under the free look provision will not include any credits applied to your contract. In those cases where we reverse purchase payment credits, we do not assess surrender charges. However, the amount of the reversal will not exceed the maximum surrender charge.

Making the Most of Your Contract

Automated dollar-cost averaging

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the fixed account to one or more subaccounts. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

How dollar-cost averaging works

                                                   How dollar-cost averaging works
By investing an                                   Amount       Accumulation unit       Number of units
equal number of                      Month       invested            value                purchased
dollars each month...                 Jan          $100               $20                    5.00
                                      Feb          100                18                     5.56
you automatically buy                 Mar          100                17                     5.88
more units when the                   Apr          100                15                     6.67
per unit market price                 May          100                16                     6.25
is low...                             Jun          100                18                     5.56
                                      Jul          100                17                     5.88
and fewer units when                  Aug          100                19                     5.26
the per unit market                  Sept          100                21                     4.76
price is high.                        Oct          100                20                     5.00

You paid an average price of only $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success with this strategy will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact us.

Transferring money between accounts

You may transfer money from any one subaccount, or the fixed account, to another subaccount before annuity payouts begin. (Certain restrictions apply to transfers involving the fixed account.) We will process your transfer on the valuation date we receive your request. We will value your transfer at the next accumulation unit value calculated after we receive your request. There is no charge for transfers. Before making a transfer, you should consider the risks involved in switching investments.

We may suspend or modify transfer privileges at any time. Excessive trading activity can disrupt fund management strategy and increase expenses, which are borne by all contract owners who allocated purchase payments to the fund regardless of their transfer activity. We may apply modifications or restrictions in any reasonable manner to prevent transfers we believe will disadvantage other contract owners. (For information on transfers after annuity payouts begin, see "Transfer policies.")

Transfer policies

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the fixed account at any time. However, if you made a transfer from the fixed account to the subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next contract anniversary.

o You may transfer contract values from the fixed account to the subaccounts once a year during a 31-day transfer period starting on each contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums).

o If we receive your request within 30 days before the contract anniversary date, the transfer from the fixed account to the subaccounts will be effective on the anniversary.

o If we receive your request on or within 30 days after the contract anniversary date, the transfer from the fixed account to the subaccounts will be effective on the valuation date we receive it.

o We will not accept requests for transfers from the fixed account at any other time.

o Once annuity payouts begin, you may not make transfers to or from the fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity payout period, you cannot invest in more than five subaccounts at any one time unless we agree otherwise.

How to request a transfer or surrender

1
By letter                  Send your name, contract number, Social Security
                           Number or Taxpayer Identification Number and signed request for a transfer or surrender to:

                           Regular mail:
                           IDS Life Insurance Company
                           IDS Tower 10
                           Minneapolis, MN 55440-0010

                           Express mail:
                           IDS Life Insurance Company
                           733 Marquette Avenue
                           Minneapolis, MN 55402

                           Minimum amount

                           Transfers or
                           surrenders:           $250 or entire account balance

                           Maximum amount

                           Transfers or
                           surrenders:           Contract value


2                          We can help you set up automated transfers among your
By automated transfers     subaccounts or fixed account or partial surrenders
and automated partial      from the accounts.
surrenders
                           You can start or stop this service by written request or other method acceptable to us. You must allow 30 days for us to change any instructions that are currently in place.


o Automated transfers from the fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the fixed account within 12 months.
o Automated surrenders may be restricted by applicable law under some contracts.
o You may not make additional purchase payments i automated partial surrenders are in effect.
o Automated partial surrenders may result in IRS taxes and penalties on all or part of the amount surrendered.

                           Minimum amount

                           Transfers or
                           surrenders:               $50

3                          Call between 7 a.m. and 6 p.m. Central time:
By phone
                           800-437-0602

                           TTY service for the hearing impaired:

                           1-800-285-8846 (toll free)

                           Minimum amount

                           Transfers or
                           surrenders:            $250 or entire account balance

                           Maximum amount

                           Transfers:             Contract value
                           Surrenders:            $50,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or surrender requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. We will not allow a telephone surrender within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers or surrenders are automatically available. You may request that telephone transfers or surrenders not be authorized from your account by writing to us.

Surrenders

You may surrender all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. We will process your surrender request on the valuation date we receive it. For total surrenders, we will compute the value of your contract at the next accumulation unit value calculated after we receive your request. We may ask you to return the contract. You may have to pay surrender charges (see "Charges") and IRS taxes and penalties (see "Taxes"). You cannot make surrenders after annuity payouts begin.

Surrender policies

If you have a balance in more than one account and you request a partial surrender, we will withdraw money from all your subaccounts and/or the fixed account in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise. The minimum contract value after partial surrender is $600.

Receiving payment

By regular or express mail:

o        payable to you;
o        mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

By wire:

o        request that payment be wired to your bank;
o        bank account must be in the same ownership as your contract; and
o        pre-authorization required.


For instructions, contact us.


Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

-- the surrender amount includes a purchase payment check that has not cleared; -- the NYSE is closed, except for normal holiday and weekend closings;
-- trading on the NYSE is restricted, according to SEC rules;
-- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or -- the SEC permits us to delay payment for the protection of security holders.

TSA -- Special Surrender Provisions

Participants in Tax-Sheltered Annuities: The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

     -- you are at least age 59 1/2;
     -- you are disabled as defined in the Code;
     -- you separated from the service of the employer who purchased the contract; or
     -- the distribution is because of your death.

o If you encounter a financial hardship (as defined by the Code), you may receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The employer must comply with certain nondiscrimination requirements for certain types of contributions under a TSA contract to be excluded from taxable income. You should consult your employer to determine whether the nondiscrimination rules apply to you.

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.

o If the contract has a loan provision, the right to receive a loan as described in detail in your contract.

Changing Ownership

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding upon us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of a contract may be transferred to the annuitant.

Benefits in Case of Death

We will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.


If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary as follows:

If both you and the annuitant are age 80 or younger on the date of death, the beneficiary receives the greatest of:

o    the contract value;
o    purchase payments, minus any "adjusted partial surrenders"; or
o the contract value as of the most recent sixth contract anniversary, plus any purchase payments paid and minus any "adjusted partial surrenders" since that anniversary.

If either you or the annuitant are age 81 or older on the date of death, the beneficiary receives the greater of:

o        the contract value; or
o        purchase payments minus any "adjusted partial surrenders."

Adjusted partial surrenders: We calculate an "adjusted partial surrender" for each partial surrender as the product of (a) times (b) where

                  (a) is the ratio of the amount of the partial surrender (including any applicable surrender charge) to the contract value on the date of (but prior to) the partial surrender; and

                  (b) is the death benefit on the date of (but prior to) the partial surrender.

Example:

[To be filed by amendment.]

If your spouse is sole beneficiary under a nonqualified annuity and you die before the settlement date, your spouse may keep the contract as owner. To do this your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force.

Under a qualified annuity, if the annuitant dies before the Code requires distributions to begin, and the spouse is the only beneficiary, the spouse may keep the contract as owner until the date on which the annuitant would have reached 70 1/2 or any other date permitted by the Code. To do this, the spouse must give us written instructions within 60 days after we receive proof of death.

Payments: Under a nonqualified annuity we will pay the beneficiary in a single sum unless you give us other written instructions. We must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after we receive proof of death; and
o payouts begin no later than one year after your death, or other date as permitted by the Code; and
o the payout period does not extend beyond the beneficiary's life or life expectancy.

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value at the next accumulation unit value calculated after our death claim requirements are fulfilled. We pay interest, if any, from the date of death at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled. (See "Taxes.")

The Annuity Payout Period


As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the settlement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements.

The amount available for payouts under the plan you select is the contract value on your settlement date (less any applicable premium tax). We do not deduct any surrender charges under the payout plans listed below.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amounts available to purchase payouts under the plan you select is the contract value on your settlement date (less any applicable premium tax). You may reallocate this contract value to the fixed account to provide fixed dollar payouts and/or among the subaccounts to provide variable annuity payouts. During the annuity payout period, you cannot invest in more than five subaccounts at any one time unless we agree otherwise. Amounts of fixed and variable payouts depend on:

o        the annuity payout plan you select;
o        the annuitant's age and, in most cases, sex;
o        the annuity table in the contract; and
o        the amounts you allocated to the accounts at settlement.

In addition, for variable payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. (In the case of fixed annuities, payouts remain the same from month to month.)

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract -- Transfer policies."

Annuity table

The annuity table in your contract shows the amount of the first monthly payment for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.) The table assumes that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts.

Substitution of 3.5% table

If you ask us at least 30 days before the settlement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% table in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. Using the 5% table results in a higher initial payment, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.

Annuity payout plans

You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are used to purchase the payout plan:


o Plan A -- Life annuity - no refund: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we have made only one monthly payout, we will not make any more payouts.


o Plan B -- Life annuity with five, 10 or 15 years certain: We make monthly payouts for a guaranteed payout period of five, 10 or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the settlement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.


o Plan C -- Life annuity - installment refund: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o Plan D -- Joint and last survivor life annuity - no refund: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.


o Plan E -- Payouts for a specified period: We make monthly payouts for a specific payout period of 10 to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. A 10% IRS penalty tax could apply under this payout plan. (See "Taxes.")


Restrictions for some qualified plans: If you purchased a qualified annuity, you may be required to select a payout plan that provides for payouts:

o        over the life of the annuitant;
o        over the joint lives of the annuitant and a designated beneficiary;
o        for a period not exceeding the life expectancy of the annuitant; or
o for a period not exceeding the joint life expectancies of the annuitant and a designated beneficiary.

You have the responsibility for electing a payout plan that complies with your contract and with applicable law.


If we do not receive instructions: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's settlement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed. Contract values that you allocated to the fixed account will provide fixed dollar payouts and contract values that you allocated among the subaccounts will provide variable annuity payouts.


If monthly payouts would be less than $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to you in a lump sum or to change the frequency of the payouts.

Death after annuity payouts begin

If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.

Taxes

Generally, under current law, any increase in your contract value is taxable to you only when you receive a payout or surrender (see detailed discussion below). Any portion of the annuity payouts and any surrenders you request that represent ordinary income are normally taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records.

Qualified annuities: We designed this contract for use with qualified retirement plans. Special rules apply to these retirement plans. Your rights to benefits may be subject to the terms and conditions of these retirement plans regardless of the terms of the contract.

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions during your life and after your death. You should refer to your retirement plan or adoption agreement or consult a tax advisor for more information about your distribution rules.

Annuity payouts under nonqualified annuities: A portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

Tax law requires that all nonqualified deferred annuities issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.


Annuity payouts under qualified annuities: Under a qualified annuity, the entire payout generally is includable as ordinary income and is subject to tax except to the extent that contributions were made with after-tax dollars. If you or your employer invested in your contract with deductible or pre-tax dollars as part of a qualified retirement plan, such amounts are not considered to be part of your investment in the contract and will be taxed when paid to you.


Surrenders: If you surrender part or all of your contract before your annuity payouts begin, your surrender payment will be taxed to the extent that the value of your contract immediately before the surrender exceeds your investment. You also may have to pay a 10% IRS penalty for surrenders you make before reaching age 59 1/2 unless certain exceptions apply. For qualified annuities, other penalties may apply if you surrender your contract before your plan specifies that you can receive payouts.


Death benefits to beneficiaries: The death benefit under a contract is not tax-exempt. Any amount your beneficiary receives that represents previously deferred earnings within the contract is taxable as ordinary income to the beneficiary in the years he or she receives the payments.


Annuities owned by corporations, partnerships or trusts: For nonqualified annuities any annual increase in the value of annuities held by such entities generally will be treated as ordinary income received during that year. This provision is effective for purchase payments made after Feb. 28, 1986. However, if the trust was set up for the benefit of a natural person only, the income will remain tax-deferred.


Penalties: If you receive amounts from your contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received by you or your beneficiary:


o    because of your death;
o    because you become disabled (as defined in the Code);
o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary); or
o if it is allocable to an investment before Aug. 14, 1982 (except for qualified annuities).

For a qualified annuity, other penalties or exceptions may apply if you surrender your contract before your plan specifies that payouts can be made.

Withholding, generally: If you receive all or part of the contract value, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual tax return.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the distribution is any other type of payment (such as a partial or full surrender), we compute withholding using 10% of the taxable portion. Similar to above, as long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have this withholding occur.


Some states also impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from any payment from which we deduct federal withholding. The withholding requirements may differ if we are making payment to a non-U.S. citizen or if we deliver the payment outside the United States.


Withholding from qualified annuities: If you receive directly all or part of the contract value from a qualified annuity (except an IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time we make payout. This mandatory withholding is in place of the elective withholding discussed above. This mandatory withholding will not be imposed if:


o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;
o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more; or
o    the payout is a minimum distribution required under the Code.

Payments we make to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.

Transfer of ownership of a nonqualified annuity: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be a surrender for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer.

Collateral assignment of a nonqualified annuity: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a surrender.

Important: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.

Tax qualification: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendment.

Voting Rights

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o the reserve held in each subaccount for your contract; divided by
o the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

Substitution of Investments

We may substitute the funds in which the subaccounts invest if:

o        laws or regulations change,
o        existing funds become unavailable, or
o        in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute funds other than those currently listed in this prospectus.

We may also:

o        change the funds in which the subaccounts invest, and
o        add additional subaccounts investing in other funds.

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments. We will notify you of any substitution or change.

About the Service Providers

Issuer and principal underwriter


IDS Life issues and is the principal underwriter for the contracts. IDS Life is a stock life insurance company organized in 1957 under the laws of the State of Minnesota and is located at IDS Tower 10, Minneapolis, MN 55440-0010. IDS Life conducts a conventional life insurance business.

[Additional distribution and commission information to be filed by amendment.]


Legal proceedings


A number of lawsuits have been filed against life and health insurers in jurisdictions in which IDS Life and AEFC do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents and other matters. IDS Life and AEFC, like other life and health insurers, from time to time are involved in such litigation. On December 13, 1996, an action entitled Lesa Benacquisto and Daniel Benacquisto vs. IDS Life Insurance Company and American Express Financial Corporation was commenced in Minnesota state court. The action was brought by individuals who replaced an existing IDS Life insurance policy with a new IDS Life policy. The plaintiffs purport to represent a class consisting of all persons who replaced existing IDS Life policies with new policies from and after January 1, 1985. The complaint puts at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. IDS Life and AEFC filed an answer to the complaint on February 18, 1997, denying the allegations. A second action, entitled Arnold Mork, Isabella Mork, Ronald Melchart and Susan Melchart vs. IDS Life Insurance Company and American Express Financial Corporation was commenced in the same court on March 21,1997. In addition to claims that are included in the Benacquisto lawsuit, the second action includes an allegation of improper replacement of an existing IDS Life annuity contract. A subsequent class action, Richard Thoresen and Elizabeth Thoresen vs. AEFC, American Partners Life Insurance Company, American Enterprise Life Insurance Company, American Centurion Life Assurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York, was filed in the same court on October 13, 1998 alleging that the sale of annuities in tax-deferred contributory retirement investment plans (e.g. IRAs) was done through deceptive marketing practices, which IDS Life denies. Plaintiffs in each of the above actions seek damages in an unspecified amount and also seek to establish a claims resolution facility for the determination of individual issues.


IDS Life and AEFC believe they have meritorious defenses to the claims raised in the lawsuits. The outcome of any litigation cannot be predicted with certainty. In the opinion of management, however, the ultimate resolution of the above lawsuits and others filed against IDS Life should not have a material adverse effect on IDS Life's consolidated financial position.

Year 2000

The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of IDS Life and the variable account. IDS Life and the variable account have no computer systems of their own but are dependent upon the systems of AEFC and certain other third parties.

A comprehensive review of AEFC's computer systems and business processes has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. AEFC's target date for substantially completing corrective measures on business critical systems was Dec. 31, 1998. Substantial testing of these systems was targeted for completion early in 1999. AEFC currently is on track with this schedule and also is on track to finish the work on non-critical systems by June 30, 1999. The Year 2000 readiness of unaffiliated investment managers and other third parties whose system failures could have an impact on IDS Life's and the variable account's operations continues to be evaluated. The potential materiality of any such impact is not known at this time.

AEFC's Year 2000 project includes establishing Year 2000 contingency plans for all key business units. Business continuation plans, which address business continuation in the event of a system disruption, are in place for all key business units. These plans are being amended to include specific Year 2000 considerations and will continue to be refined throughout 1999 as additional information related to potential Year 2000 exposure is gathered.


[This information will be updated so that it is current as of the time the product becomes effective.]

Table of Contents of the Statement of Additional Information


IDS Life Preferred Retirement Account                                  p.
Performance Information                                                p.
Calculating Annuity Payouts                                            p.
Rating Agencies                                                        p.
Principal Underwriter                                                  p.
Independent Auditors                                                   p.
Financial Statements

Please check the box to receive a copy of the Statement of Additional Information for:

-- AXP Retirement Advisor Variable Annuity
-- IDS Life Retirement Annuity Mutual Funds
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund


Mail your request to:

IDS Life Insurance Company
IDS Tower 10
Minneapolis, MN 55440-0010

We will mail your request to:

Your name _____________________________________________
Address _______________________________________________
City _____________________ State _________ Zip ________

Prospectus

[_____], 1999

AXP Retirement Advisor Variable Annuity - Band 3

Individual flexible premium deferred combination fixed/variable annuity for:

o current or retired employees of American Express Financial Corporation or its subsidiaries and their spouses (employees),
o current or retired American Express financial advisors and their spouses (advisors), and o individuals investing an initial payment of $1 million (otherindividuals).

IDS Life Variable Account 10

Issued by:        IDS Life Insurance Company (IDS Life)
                  IDS Tower 10
                  Minneapolis, MN 55440-0010
                  Telephone: 800-437-0602
                  http://www.americanexpress.com/advisors

This prospectus contains information that you should know before investing. You also will receive the following prospectuses:

o        IDS Life Retirement Annuity Mutual Funds;
o        New Fund;
o        New Fund;
o        New Fund;
o        New Fund;
o        New Fund;
o        New Fund;
o        New Fund;
o        New Fund;
o        New Fund;
o        New Fund;
o        New Fund;
o        New Fund;
o        New Fund;
o        New Fund;
o        New Fund;
o        New Fund;
o        New Fund; and
o        New Fund

Please read the prospectuses carefully and keep them for future reference. This contract is available for qualified and nonqualified plans.

The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in this contract is not a deposit of a bank or financial institution and is not insured or guaranteed by the federal deposit insurance corporation or any other government agency. An investment in this contract involves investment risk including the possible loss of principal.

A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting IDS Life at the telephone number above or by completing and sending the order form on the last page of this prospectus. The table of contents of the SAI is on the last page of this prospectus.

Table of Contents


Key Terms
The Contract in Brief
Expense Summary
Condensed Financial Information (Unaudited)
Financial Statements
Performance Information
The Variable Account and The Funds
The Fixed Account
Buying Your Contract
Charges
Valuing Your Investment
Making the Most of Your Contract
Surrenders
TSA -- Special Surrender Provisions
Changing Ownership
Benefits in Case of Death
The Annuity Payout Period
Taxes
Voting Rights
Substitution of Investments
About the Service Providers
Year 2000
Table of Contents of the Statement of Additional Information

Key Terms

These terms can help you understand details about your contract.

Accumulation unit -- A measure of the value of each subaccount before annuity payouts begin.

Annuitant -- The person on whose life or life expectancy the annuity payouts are based.

Annuity payouts -- An amount paid at regular intervals under one of several plans.

Beneficiary -- The person you designate to receive annuity benefits in case of the owner's or annuitant's death while the contract is in force and before annuity payouts begin.

Close of business -- When the New York Stock Exchange (NYSE) closes, normally 4 p.m. Eastern time.

Contract value -- The total value of your contract before we deduct any applicable charges.

Contract year -- A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

Fixed account -- An account to which you may allocate purchase payments. Amounts you allocate to this account earn interest at rates that we declare periodically.

Funds -- Mutual funds and/or portfolios that are investment options under your contract, each with a different investment objective. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

Owner (you, your) -- The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.


Qualified annuity -- A contract that you purchase for one of the following retirement plans that is subject to applicable federal law and any rules of the plan itself:

o        Individual Retirement Annuities (IRAs)
o        Simplified Employee Pension (SEP) plans
o        Section 401(k) plans
o        Custodial and trusteed pension and profit sharing plans
o        Tax-Sheltered Annuities (TSAs)

All other contracts are considered nonqualified annuities.

Settlement date -- The date when annuity payouts are scheduled to begin.


Surrender value -- The amount you are entitled to receive if you make a full surrender from your contract. It is the contract value minus any applicable charges.

Valuation date -- Any normal business day, Monday through Friday, that the NYSE is open. Each valuation date ends at the close of business. We calculate the value of each subaccount at the close of business on each valuation date.

Variable account -- Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

The Contract in Brief


Purpose: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more investments (purchase payments) that may earn returns that increase the value of the contract. The contract provides lifetime or other forms of payouts beginning at a specified date (the settlement date).

Free look period:                   You may return your contract to our office
                                    within 10 days after it is delivered to you and receive a full refund of the contract value. No charges will be deducted. However, you bear the investment risk from the time of purchase until you return the contract;
                                    the refund amount may be more or less than the payment you made. (Exception: If the law requires, we will refund all of your purchase payments.)

Accounts:                           Currently, you may allocate your purchase
                                    payments among any or all of:

                                    o   the subaccounts, each of which invests
                                        in a fund with a particular investment
                                        objective. The value of each subaccount
                                        varies with the performance of the
                                        particular fund in which it invests. We
                                        cannot guarantee that the value at the
                                        settlement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p. __)

                                    o   the fixed account, which earns interest
                                        at a rate that we adjust periodically.
                                        (p. __)

Buying your contract:               We will help you complete and
                                    submit an application. Applications are
                                    subject to acceptance at our office. You may buy a nonqualified annuity or a qualified annuity. After your initial purchase payment, you have the option of making additional purchase payments in the future.

                                    o   Minimum initial purchase payment for
                                        employees/advisors -- $2,000 ($1,000 for qualified annuities) unless you pay in installments by means of a bank authorization or under a group billing arrangement such as a payroll deduction.

                                    o   Minimum initial purchase payment for
                                        other individuals -- $1,000,000.

                                    o   Minimum additional purchase payment --
                                        $50.

                                    o   Minimum installment purchase payment --
                                        $50 monthly; $23.08 biweekly (scheduled
                                        payment plan billing).

                                    o Maximum first-year purchase payments for employees/advisors -- $100,000 to $2,000,000 depending on your age.

                                    o Maximum first-year purchase payments for other individuals -- $1,000,000 to $2,000,000 depending on your age.

                                    o   Maximum purchase payment for each
                                        subsequent year for employees/advisors
                                        -- $50,000 to $100,000 depending upon
                                        your age.

                                    o   Maximum purchase payment for each
                                        subsequent year for other individuals
                                        -- $100,000. (p.--)

Transfers:        Subject to certain restrictions you currently may
                  redistribute your money among the subaccounts and the fixed account without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. You may establish automated transfers among the fixed account and subaccounts. Fixed account transfers are subject to special restrictions. (p. __)

Surrenders:       You may surrender all or part of your contract value at any time before the settlement date. You also may establish automated partial surrenders. Surrenders may be subject to tax penalties (including a 10% IRS penalty if you surrender prior to your reaching age 59 1/2) and may have other tax consequences; also, certain restrictions apply. (p. __)

Changing ownership:   You may change ownership of a nonqualified annuity by
                      written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. __)

Benefits in case
of death:         If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. __)

Annuity Payouts:  You can apply your contract value to an annuity payout plan that begins on the settlement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet the requirements of the qualified plan. We can make payouts on a fixed or variable basis, or both. Total monthly payouts may include amounts from each subaccount and the fixed account. During the annuity payout period, you cannot be invested in more than five subaccounts at any one time unless we agree otherwise. (p. __)

Taxes: Generally, your contract grows tax-deferred until you surrender it or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. __)

Charges:
                  o        $30 annual contract administrative charge;
                  o        a 0.55% mortality and expense risk fee;
                  o any premium taxes that may be imposed on us by state or local governments (currently, we deduct any applicable premium tax when you make a full surrender or when annuity payouts begin); and
                  o        the operating expenses of the funds.

Expense Summary


The purpose of the following information is to help you understand the various costs and expenses associated with your contract.

You pay no sales charge when you purchase your contract. We show all costs that you bear directly or indirectly for the subaccounts and funds below. Some expenses may vary as we explain under "Charges."

Contract owner expenses:

         Surrender charge                                              0%

         Annual contract administrative charge                         $30*

* We will waive this charge when your contract value, or total purchase payments less any payments surrendered, is $50,000 or more on the current contract anniversary.

Annual subaccount expenses (as a percentage of average subaccount value):

         Mortality and expense risk fee                       0.55%

Annual operating expenses of the funds (as a percentage of average daily net assets)
                                                     Management          12b-1           Other
                                                     Fees                Fees            Expenses         Total
IDS Life Aggressive Growth Fund
IDS Life Capital Resource Fund
IDS Life Global Yield Fund
IDS Life Growth Dimensions Fund
IDS Life Income Advantage Fund
IDS Life International Equity Fund
IDS Life Managed Fund IDS Life Moneyshare Fund
IDS Life Special Income Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund

Example:*

You would pay the following expenses on a $1,000 investment assuming a 5% annual return and full surrender, no surrender or selection of an annuity payout plan at the end of each time period

                                                         1 year        3 years

IDS Life Aggressive Growth Fund
IDS Life Capital Resource Fund
IDS Life Global Yield Fund
IDS Life Growth Dimensions Fund
IDS Life Income Advantage Fund
IDS Life International Equity Fund
IDS Life Managed Fund IDS Life Moneyshare Fund
IDS Life Special Income Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund

* In this example, the $30 contract administrative charge is approximated as a [___]% charge based on our estimated average contract size. Premium taxes imposed by some state and local governments are not reflected in this table. We entered into certain arrangements under which we are compensated by the funds' advisors and/or distributors for the administrative services we provide to the funds.

You should not consider this example as a representation of past or future expenses. Actual expenses may be more or less than those shown.

Condensed Financial Information (Unaudited)

The following tables give per-unit information about the financial history of each subaccount. We have not provided this information for the subaccounts because they are new and do not have any history.

[To be inserted by accounting.]

Financial Statements

You can find our audited financial statements and the audited financial statements of the subaccounts in the SAI.

Performance Information


Performance information for the subaccounts may appear from time to time in advertisements or sales literature. This information reflects the performance of a hypothetical investment in a particular subaccount during a specified time period. Currently, we do not provide any performance information for the subaccounts because they are new and have not had any activity to date. However, we show performance from the commencement date of the funds as if the contract existed at that time. Although we base performance figures on historical earnings, past performance does not guarantee future results.

Total return figures reflect deduction of all applicable charges, including:

o        the contract administrative charge, and
o        mortality and expense risk fee.

Total return quotations may be shown by means of schedules, charts or graphs.

Average annual total return is the average annual compounded rate of return of the investment over a period of one, five and ten years (or up to the life of the subaccount if it is less than ten years old).

Cumulative total return is the cumulative change in the value of an investment over a specified time period. We assume that income earned by the investment is reinvested. Cumulative total return generally will be higher than average annual total return.

Annualized simple yield (for subaccounts investing in money market funds) "annualizes" the income generated by the investment over a given seven-day period. That is, we assume the amount of income generated by the investment during the period will be generated each seven-day period for a year. We show this as a percentage of the investment.

Annualized compound yield (for subaccounts investing in money market funds) is calculated like simple yield except that we assume the income is reinvested when we annualize it. Compound yield will be higher than the simple yield because of the compounding effect of the assumed reinvestment.

Annualized yield (for subaccounts investing in income funds) divides the net investment income (income less expenses) for each accumulation unit during a given 30-day period by the value of the unit on the last day of the period. We then convert the result to an annual percentage. You should consider performance information in light of the investment objectives, policies, characteristics and quality of the fund in which the subaccount invests and the market conditions during the specified time period. Advertised yields and total return figures include charges that reduce advertised performance. Therefore, you should not compare subaccount performance to that of mutual funds that sell their shares directly to the public. (See the SAI for a further description of methods used to determine total return and yield.)

If you would like additional information about actual performance, please contact us.

The Variable Account and The Funds

You may allocate payments to any or all the subaccounts of the variable account that invest in shares of the following funds:
------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Investment Advisor or
  Subaccount    Investing in                Investment Objectives and Policies:                  Manager
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Aggressive Growth  Objective: capital appreciation. Invests primarily   IDS Life, investment
      ??        Fund                        in common stocks of small-and medium-size companies. manager; American Express

                                                                                                 Financial
                                                                                                 Corporation
                                                                                                 (AEFC)
                                                                                                 investment
                                                                                                 advisor.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Capital Resource   Objective: capital appreciation. Invests primarily   IDS Life, investment
      ??        Fund                        in U.S. common stocks.                               manager; AEFC investment
                                                                                                 advisor.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Global Yield Fund  Objective: high total return through income and      IDS Life, investment
      ??                                    growth of capital. Invests primarily in debt         manager; AEFC investment
                                            securities of U.S. and foreign issuers.              advisor.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Growth Dimensions  Objective: long-term growth of capital. Invests      IDS Life, investment
      ??        Fund                        primarily in common stocks of U.S. and foreign       manager; AEFC investment
                                            companies showing potential for significant growth.  advisor.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Income Advantage   Objective: high current income, with capital growth  IDS Life, investment
      ??        Fund                        as a secondary objective. Invests primarily in       manager; AEFC investment
                                            long-term, high-yielding, high-risk debt securities  advisor.
                                            below investment grade issued by U.S. and foreign
                                            corporations.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life International      Objective: capital appreciation. Invests primarily   IDS Life, investment
      ??        Equity Fund                 in common stock of foreign issuers.                  manager; AEFC investment
                                                                                                 advisor.1
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Managed Fund       Objective: maximum total investment return through   IDS Life, investment
      ??                                    a combination of capital growth and current income.  manager; AEFC investment
                                            Invests primarily in stocks, convertible             advisor.
                                            securities, bonds and money market instruments.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Moneyshare Fund    Objective: maximum current income consistent with    IDS Life, investment
      ??                                    liquidity and conservation of capital. Invests in    manager; AEFC investment
                                            money market securities.                             advisor.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        IDS Life Special Income     Objective: high level of current income while        IDS Life, investment
      ??        Fund                        conserving the value of the investment for the       manager; AEFC investment
                                            longest time period. Invests primarily in            advisor.
                                            investment-grade bonds.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        New Fund
      ??
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        New Fund
      ??
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        New Fund
      ??
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        New Fund
      ??
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        New Fund
      ??
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        New Fund
      ??
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
      ??        New Fund
      ??
------------------------------------------------------------------------------------------------------------------------------
1 American Express Asset management International, Inc., a wholly-owned subsidiary of AEFC, is the sub-investment advisor for IDS Life International
Equity Fund.

[Managers for the new funds to be filed by amendment.]

The investment objectives and policies of some of the funds are similar to the investment objectives and policies of other mutual funds that the investment advisor or its affiliates manage. Although the objectives and policies may be similar, each fund will have its own portfolio holdings and its own fees and expenses. Accordingly, each fund will have its own investment results.

The investment managers and advisors cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

All funds are available to serve as the underlying investments for variable annuities. Some funds also are available to serve as investment options for variable life insurance policies and qualified plans. It is possible that in the future, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or qualified plans to invest in the available funds simultaneously.

Although the insurance company and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between annuity owners, policy owners and qualified plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and qualified plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the fund prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and qualified plan accounts.

The IRS issued final regulations relating to the diversification requirements under Section 817(h) of the Internal Revenue Code of 1986, as amended (the
Code). Each fund intends to comply with these requirements.

The variable account was established under Minnesota law on Aug. 23, 1995 and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of IDS Life.

The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

The U.S. Treasury and the Internal Revenue Service (IRS) indicated that they may provide additional guidance on investment control. This concerns how many variable subaccounts an insurance company may offer and how many exchanges among subaccounts it may allow before the contract owner would be currently taxed on income earned within subaccount assets. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

The Fixed Account

You also may allocate purchase payments to the fixed account. We back the principal and interest guarantees relating to the fixed account. The value of the fixed account increases as we credit interest to the account. Purchase payments and transfers to the fixed account become part of our general account. We credit interest daily and compound it annually. We will change the interest rates from time to time at our discretion.

Interests in the fixed account are not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the fixed account. Disclosures regarding the fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. (See "Making the Most of Your Contract -- Transfer policies" for restrictions on transfers involving the fixed account.)

Buying Your Contract


You can fill out an application and send it along with your initial purchase payment to our office. As the owner, you have all rights and may receive all benefits under the contract. You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are 90 or younger.

When you apply, you may select:

o        the fixed account and/or subaccounts in which you want to invest;
o        how you want to make purchase payments; and
o        a beneficiary.

The contract provides for allocation of purchase payments to the subaccounts of the variable account and/or to the fixed account in even 1% increments.

If your application is complete, we will process it and apply your purchase payment to the fixed account and subaccounts you selected within two business days after we receive it at our office. If we accept your application, we will send you a contract. If we cannot accept your application within five business days, we will decline it and return your payment. We will credit additional purchase payments you make to your accounts on the valuation date we receive them. We will value the additional payments at the next accumulation unit value calculated after we receive your payments at our office.

The settlement date

Annuity payouts are scheduled to begin on the settlement date. When we process your application, we will establish the settlement date to the maximum age or date described below. You can also select a date within the maximum limits. You can align this date with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the date, provided you send us written instructions at least 30 days before annuity payouts begin.

For nonqualified annuities, the settlement date must be:

o  no earlier than the 60th day after the contract's effective date; and
o no later than the annuitant's 85th birthday or the 10th contract anniversary, if purchased after age 75. (In Pennsylvania, the maximum settlement date ranges from age 85 to 96 based on the annuitant's age when we issue the contract. See contract for details.)

For qualified annuities, to avoid IRS penalty taxes, the settlement date generally must be:

o    on or after the date the annuitant reaches age 59 1/2; and
o for IRAs and SEPs, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or
o for all other qualified annuities by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2, or, if later retires (except that 5% business owners may not select a settlement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).

If you take the minimum IRA or TSA distributions as required by the Code from another tax-qualified investment, or in the form of partial surrenders from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the 10th contract anniversary, if later. (In Pennsylvania, the annuity payout ranges from age 85 to 96 based on the annuitant's age when the contract is issued. See contract for details.)

Beneficiary

If death benefits become payable before the settlement date (while the contract is in force and before annuity payouts begin), we will pay your named beneficiary all or part of the contract value. If there is no named beneficiary, then you or your estate will be the beneficiary. (See "Benefits in Case of Death" for more about beneficiaries.)

Purchase payments

Minimum allowable purchase payments

For employees/advisors:
 If paying by installments*       If paying by any other method:
 under a scheduled payment plan:   $1,000 initial payment for qualified plans
  $23.08 biweekly, or              $2,000 initial payment for nonqualified plans
  $50 per month                    $50 for any additional payments

    For other individuals:
         $1 million


    * Installments must total at least $600 in the first year. If you do not make any purchase payments for 24 months, and your previous payments total $600 or less, we have the right to give you 30 days' written notice and pay you the total value of your contract in a lump sum. This right does not apply to contracts sold to New Jersey residents.

Maximum allowable purchase payments** based on the age of you or the annuitant, whoever is older, on the effective date of the contract:

    For employees/advisors:
      First year:                                Each subsequent year:
         $   100,000 for ages 86 to 90               $ 50,000 for ages 86-90
         $2,000,000 up to age 85                     $100,000 up to age 85

    For other individuals:
      First year:                                Each subsequent year:
         $1,000,000 for ages 86 to 90                $100,000
         $2,000,000 up to age 85

    **These limits apply in total to all IDS Life annuities you own. We reserve the right to increase maximum limits. For qualified annuities the qualified plan's limits on annual contributions also apply.

We reserve the right to not accept purchase payments allocated to the fixed account for twelve months following either:

1.       a partial surrender from the fixed account; or
2.       a lump sum transfer from the fixed account to a subaccount.

How to make purchase payments

1
By letter         Send your check along with your name and  contract number to:

                  Regular mail:
                  IDS Life Insurance Company
                  Box 74
                  Minneapolis, MN 55440-0074

                  Express mail:
                  IDS Life Insurance Company
                  733 Marquette Avenue
                  Minneapolis, MN 55402



2                          For employees/advisors only
By Scheduled      We can help you set up:
payment plan
                  o   an automatic payroll deduction, salary reduction or other
                      group billing arrangement; or


                  o   a bank authorization.

Charges

Contract administrative charge

We charge this fee for establishing and maintaining your records. We deduct $30 from the contract value on your contract anniversary at the end of each contract year. We prorate this charge among the subaccounts and the fixed account in the same proportion your interest in each account bears to your total contract value.


We will waive this charge when your contract value, or total purchase payments less any payments surrendered, is $50,000 or more on the current contract anniversary.


If you surrender your contract, we will deduct the charge at the time of surrender regardless of the contract value or purchase payments made. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

Mortality and expense risk fee


We charge this fee daily to the subaccounts. The unit values of your subaccounts reflect this fee. The fee totals 0.55% of the average daily net assets on an annual basis. This fee covers the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. This fee does not apply to the fixed account.


Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge and this charge may not cover our expenses. We would have to make up any deficit from our general assets.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;
o then, if necessary, the funds redeem shares to cover any remaining fees payable.


We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses.


Other information on charges: AEFC makes certain custodial services available to some custodial and trusteed pension and profit sharing plans and 401(k) plans funded by our annuities. Fees for these services start at $30 per calendar year per participant. AEFC will charge a termination fee for owners under age 59 1/2 (fee waived in case of death or disability).


Possible group reductions: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative charge. However, we expect this to occur infrequently.


Premium taxes

Certain state and local governments impose premium taxes (up to 3.5%). These taxes depend upon the state of residence or the state in which the contract was sold. In some cases, we deduct premium taxes from your purchase payments before we allocate them. In other cases, we deduct them when you surrender your contract or when annuity payouts begin.

Valuing Your Investment

We value your fixed account and subaccounts as follows:

Fixed Account: We value the amounts you allocated to the fixed account directly in dollars. The fixed account value equals:


o the sum of your purchase payments and transfer amounts allocated to the fixed account;
o  plus interest credited;
o  minus the sum of amounts surrendered and amounts transferred out; and
o  minus any prorated contract administrative charge.


Subaccounts: We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, each time you take a partial surrender, transfer amounts out of a subaccount, or we assess a contract administrative charge, we subtract a certain number of accumulation units from your contract.

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests.

The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses. Here is how we calculate accumulation unit values:

Number of units

To calculate the number of accumulation units for a particular subaccount, we divide your investment after deduction of any premium taxes, by the current accumulation unit value.

Accumulation unit value

The current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

Net investment factor

We determine the net investment factor by:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then
o    dividing that sum by the previous adjusted net asset value per share; and
o subtracting the percentage factor representing the mortality and expense risk fee from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

Factors that affect subaccount accumulation units

Accumulation units may change in two ways: in number and in value. Here are the factors that influence those changes:

The number of accumulation units you own may fluctuate due to:


o        additional purchase payments you allocate to the subaccounts;
o        transfers into or out of the subaccounts;
o        partial surrenders; and/or
o        prorated portions of the contract administrative charge.


Accumulation unit values will fluctuate due to:

o        changes in funds' net asset value;
o        dividends distributed to the subaccounts;
o        capital gains or losses of funds;
o        fund operating expenses; and/or
o        mortality and expense risk fees.

Making the Most of Your Contract

Automated dollar-cost averaging

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the fixed account to one or more subaccounts. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

How dollar-cost averaging works

                                                   How dollar-cost averaging works
By investing an                                   Amount       Accumulation unit       Number of units
equal number of                      Month       invested            value                purchased
dollars each month...                 Jan          $100               $20                    5.00
                                      Feb          100                18                     5.56
you automatically buy                 Mar          100                17                     5.88
more units when the                   Apr          100                15                     6.67
per unit market price                 May          100                16                     6.25
is low...                             Jun          100                18                     5.56
                                      Jul          100                17                     5.88
and fewer units when                  Aug          100                19                     5.26
the per unit market                  Sept          100                21                     4.76
price is high.                        Oct          100                20                     5.00

You paid an average price of only $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success with this strategy will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact us.

Transferring money between accounts

You may transfer money from any one subaccount, or the fixed account, to another subaccount before annuity payouts begin. (Certain restrictions apply to transfers involving the fixed account.) We will process your transfer on the valuation date we receive your request. We will value your transfer at the next accumulation unit value calculated after we receive your request. There is no charge for transfers. Before making a transfer, you should consider the risks involved in switching investments.

We may suspend or modify transfer privileges at any time. Excessive trading activity can disrupt fund management strategy and increase expenses, which are borne by all contract owners who allocated purchase payments to the fund regardless of their transfer activity. We may apply modifications or restrictions in any reasonable manner to prevent transfers we believe will disadvantage other contract owners. (For information on transfers after annuity payouts begin, see "Transfer policies.")

Transfer policies

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the fixed account at any time. However, if you made a transfer from the fixed account to the subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next contract anniversary.

o You may transfer contract values from the fixed account to the subaccounts once a year during a 31-day transfer period starting on each contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums).

o If we receive your request within 30 days before the contract anniversary date, the transfer from the fixed account to the subaccounts will be effective on the anniversary.

o If we receive your request on or within 30 days after the contract anniversary date, the transfer from the fixed account to the subaccounts will be effective on the valuation date we receive it.

o We will not accept requests for transfers from the fixed account at any other time.

o Once annuity payouts begin, you may not make transfers to or from the fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity payout period, you cannot invest in more than five subaccounts at any one time unless we agree otherwise.

How to request a transfer or surrender

1                          Send your name, contract number, Social Security
By letter                  Number  or Taxpayer Identification Number and signed
                           request for a transfer or surrender to:

                           Regular mail:
                           IDS Life Insurance Company
                           IDS Tower 10
                           Minneapolis, MN 55440-0010

                           Express mail:
                           IDS Life Insurance Company
                           733 Marquette Avenue
                           Minneapolis, MN 55402

                           Minimum amount

                           Transfers or
                           surrenders:           $250 or entire account balance

                           Maximum amount

                           Transfers or
                           surrenders:            Contract value


2                          We can help you set up automated transfers among your
By automated               subaccounts or fixed account or partial surrenders
transfers and              from the accounts.
automated partial
surrenders                 You can start or stop this service by written request
                           or other method acceptable to us. You must allow 30 days for us to change any instructions that are currently in place.


o Automated transfers from the fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the fixed account within 12 months.
o Automated surrenders may be restricted by applicable law under some contracts.
o You may not make additional purchase payments if automated partial surrenders are in effect.
o Automated partial surrenders may result in IRS taxes and penalties on all or part of the amount surrendered.

                           Minimum amount

                           Transfers or
                           surrenders:               $50

3                          Call between 7 a.m. and 6 p.m. Central time:
By phone
                           800-437-0602

                           TTY service for the hearing impaired:

                           1-800-285-8846 (toll free)

                           Minimum amount

                           Transfers or
                           surrenders:           $250 or entire account balance

                           Maximum amount

                           Transfers:            Contract value
                           Surrenders:           $50,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or surrender requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. We will not allow a telephone surrender within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers or surrenders are automatically available. You may request that telephone transfers or surrenders not be authorized from your account by writing to us.

Surrenders


You may surrender all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. We will process your surrender request on the valuation date we receive it. For total surrenders, we will compute the value of your contract at the next accumulation unit value calculated after we receive your request. We may ask you to return the contract. You may have to pay IRS taxes and penalties (see "Taxes"). You cannot make surrenders after annuity payouts begin.


Surrender policies

If you have a balance in more than one account and you request a partial surrender, we will withdraw money from all your subaccounts and/or the fixed account in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise. The minimum contract value after partial surrender is $600.

Receiving payment

By regular or express mail:

o        payable to you;
o        mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

By wire:

o        request that payment be wired to your bank;
o        bank account must be in the same ownership as your contract; and
o        pre-authorization required.


For instructions, contact us.


Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

-- the surrender amount includes a purchase payment check that has not cleared; -- the NYSE is closed, except for normal holiday and weekend closings;
-- trading on the NYSE is restricted, according to SEC rules;
-- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or -- the SEC permits us to delay payment for the protection of security holders.

TSA -- Special Surrender Provisions

Participants in Tax-Sheltered Annuities: The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

     -- you are at least age 59 1/2;
     -- you are disabled as defined in the Code;
     -- you separated from the service of the employer who purchased the contract; or
     -- the distribution is because of your death.

o If you encounter a financial hardship (as defined by the Code), you may receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The employer must comply with certain nondiscrimination requirements for certain types of contributions under a TSA contract to be excluded from taxable income. You should consult your employer to determine whether the nondiscrimination rules apply to you.

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.


o If the contract has a loan provision, the right to receive a loan as described in detail in your contract.

Changing Ownership

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding upon us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of a contract may be transferred to the annuitant.

Benefits in Case of Death

We will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.


If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary as follows:

If both you and the annuitant are age 80 or younger on the date of death, the beneficiary receives the greatest of:

o  the contract value;
o  purchase payments, minus any "adjusted partial surrenders"; or
o the contract value as of the most recent sixth contract anniversary, plus any purchase payments paid and minus any "adjusted partial surrenders" since that anniversary.

If either you or the annuitant are age 81 or older on the date of death, the beneficiary receives the greater of:

o        the contract value; or
o        purchase payments minus any "adjusted partial surrenders."

Adjusted partial surrenders: We calculate an "adjusted partial surrender" for each partial surrender as the product of (a) times (b) where

                  (a) is the ratio of the amount of the partial surrender to the contract value on the date of (but prior to) the partial surrender; and

                  (b) is the death benefit on the date of (but prior to) the partial surrender.

Example:

[To be filed by amendment.]

If your spouse is sole beneficiary under a nonqualified annuity and you die before the settlement date, your spouse may keep the contract as owner. To do this your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force.

Under a qualified annuity, if the annuitant dies before the Code requires distributions to begin, and the spouse is the only beneficiary, the spouse may keep the contract as owner until the date on which the annuitant would have reached 70 1/2 or any other date permitted by the Code. To do this, the spouse must give us written instructions within 60 days after we receive proof of death.

Payments: Under a nonqualified annuity we will pay the beneficiary in a single sum unless you give us other written instructions. We must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after we receive proof of death; and
o payouts begin no later than one year after your death, or other date as permitted by the Code; and
o the payout period does not extend beyond the beneficiary's life or life expectancy.

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value at the next accumulation unit value calculated after our death claim requirements are fulfilled. We pay interest, if any, from the date of death at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled. (See "Taxes.")

The Annuity Payout Period


As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the settlement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements.


The amount available for payouts under the plan you select is the contract value on your settlement date (less any applicable premium tax).

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amounts available to purchase payouts under the plan you select is the contract value on your settlement date (less any applicable premium tax). You may reallocate this contract value to the fixed account to provide fixed dollar payouts and/or among the subaccounts to provide variable annuity payouts. During the annuity payout period, you cannot invest in more than five subaccounts at any one time unless we agree otherwise. Amounts of fixed and variable payouts depend on:

o        the annuity payout plan you select;
o        the annuitant's age and, in most cases, sex;
o        the annuity table in the contract; and
o        the amounts you allocated to the accounts at settlement.

In addition, for variable payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. (In the case of fixed annuities, payouts remain the same from month to month.)

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract -- Transfer policies."

Annuity table

The annuity table in your contract shows the amount of the first monthly payment for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.) The table assumes that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts.

Substitution of 3.5% table

If you ask us at least 30 days before the settlement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% table in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. Using the 5% table results in a higher initial payment, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.

Annuity payout plans

You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are used to purchase the payout plan:


o Plan A -- Life annuity - no refund: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we have made only one monthly payout, we will not make any more payouts.


o Plan B -- Life annuity with five, 10 or 15 years certain: We make monthly payouts for a guaranteed payout period of five, 10 or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the settlement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.


o Plan C -- Life annuity - installment refund: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o Plan D -- Joint and last survivor life annuity - no refund: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.


o Plan E -- Payouts for a specified period: We make monthly payouts for a specific payout period of 10 to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. A 10% IRS penalty tax could apply under this payout plan. (See "Taxes.")


Restrictions for some qualified plans: If you purchased a qualified annuity, you may be required to select a payout plan that provides for payouts:

o        over the life of the annuitant;
o        over the joint lives of the annuitant and a designated beneficiary;
o        for a period not exceeding the life expectancy of the annuitant; or
o for a period not exceeding the joint life expectancies of the annuitant and a designated beneficiary.

You have the responsibility for electing a payout plan that complies with your contract and with applicable law.


If we do not receive instructions: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's settlement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed. Contract values that you allocated to the fixed account will provide fixed dollar payouts and contract values that you allocated among the subaccounts will provide variable annuity payouts.


If monthly payouts would be less than $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to you in a lump sum or to change the frequency of the payouts.

Death after annuity payouts begin

If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.

Taxes

Generally, under current law, any increase in your contract value is taxable to you only when you receive a payout or surrender (see detailed discussion below). Any portion of the annuity payouts and any surrenders you request that represent ordinary income are normally taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records.

Qualified annuities: We designed this contract for use with qualified retirement plans. Special rules apply to these retirement plans. Your rights to benefits may be subject to the terms and conditions of these retirement plans regardless of the terms of the contract.

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions during your life and after your death. You should refer to your retirement plan or adoption agreement or consult a tax advisor for more information about your distribution rules.

Annuity payouts under nonqualified annuities: A portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

Tax law requires that all nonqualified deferred annuities issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.


Annuity payouts under qualified annuities: Under a qualified annuity, the entire payout generally is includable as ordinary income and is subject to tax except to the extent that contributions were made with after-tax dollars. If you or your employer invested in your contract with deductible or pre-tax dollars as part of a qualified retirement plan, such amounts are not considered to be part of your investment in the contract and will be taxed when paid to you.


Surrenders: If you surrender part or all of your contract before your annuity payouts begin, your surrender payment will be taxed to the extent that the value of your contract immediately before the surrender exceeds your investment. You also may have to pay a 10% IRS penalty for surrenders you make before reaching age 59 1/2 unless certain exceptions apply. For qualified annuities, other penalties may apply if you surrender your contract before your plan specifies that you can receive payouts.


Death benefits to beneficiaries: The death benefit under a contract is not tax-exempt. Any amount your beneficiary receives that represents previously deferred earnings within the contract is taxable as ordinary income to the beneficiary in the years he or she receives the payments.


Annuities owned by corporations, partnerships or trusts: For nonqualified annuities any annual increase in the value of annuities held by such entities generally will be treated as ordinary income received during that year. This provision is effective for purchase payments made after Feb. 28, 1986. However, if the trust was set up for the benefit of a natural person only, the income will remain tax-deferred.


Penalties: If you receive amounts from your contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received by you or your beneficiary:


o    because of your death;
o    because you become disabled (as defined in the Code);
o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary); or
o if it is allocable to an investment before Aug. 14, 1982 (except for qualified annuities).

For a qualified annuity, other penalties or exceptions may apply if you surrender your contract before your plan specifies that payouts can be made.

Withholding, generally: If you receive all or part of the contract value, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual tax return.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.


If the distribution is any other type of payment (such as a partial or full surrender), we compute withholding using 10% of the taxable portion. Similar to above, as long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have this withholding occur.


Some states also impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from any payment from which we deduct federal withholding. The withholding requirements may differ if we are making payment to a non-U.S. citizen or if we deliver the payment outside the United States.


Withholding from qualified annuities: If you receive directly all or part of the contract value from a qualified annuity (except an IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time we make payout. This mandatory withholding is in place of the elective withholding discussed above. This mandatory withholding will not be imposed if:


o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;
o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more; or
o    the payout is a minimum distribution required under the Code.

Payments we make to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.

Transfer of ownership of a nonqualified annuity: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be a surrender for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer.

Collateral assignment of a nonqualified annuity: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a surrender.

Important: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.

Tax qualification: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendment.

Voting Rights

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o  the reserve held in each subaccount for your contract; divided by
o  the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

Substitution of Investments

We may substitute the funds in which the subaccounts invest if:

o        laws or regulations change,
o        existing funds become unavailable, or
o        in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute funds other than those currently listed in this prospectus.

We may also:

o        change the funds in which the subaccounts invest, and
o        add additional subaccounts investing in other funds.

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments. We will notify you of any substitution or change.

About the Service Providers

Issuer and principal underwriter


IDS Life issues and is the principal underwriter for the contracts. IDS Life is a stock life insurance company organized in 1957 under the laws of the State of Minnesota and is located at IDS Tower 10, Minneapolis, MN 55440-0010. IDS Life conducts a conventional life insurance business.

[Additional distribution and commission information to be filed by amendment.]


Legal proceedings


A number of lawsuits have been filed against life and health insurers in jurisdictions in which IDS Life and AEFC do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents and other matters. IDS Life and AEFC, like other life and health insurers, from time to time are involved in such litigation. On December 13, 1996, an action entitled Lesa Benacquisto and Daniel Benacquisto vs. IDS Life Insurance Company and American Express Financial Corporation was commenced in Minnesota state court. The action was brought by individuals who replaced an existing IDS Life insurance policy with a new IDS Life policy. The plaintiffs purport to represent a class consisting of all persons who replaced existing IDS Life policies with new policies from and after January 1, 1985. The complaint puts at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. IDS Life and AEFC filed an answer to the complaint on February 18, 1997, denying the allegations. A second action, entitled Arnold Mork, Isabella Mork, Ronald Melchart and Susan Melchart vs. IDS Life Insurance Company and American Express Financial Corporation was commenced in the same court on March 21,1997. In addition to claims that are included in the Benacquisto lawsuit, the second action includes an allegation of improper replacement of an existing IDS Life annuity contract. A subsequent class action, Richard Thoresen and Elizabeth Thoresen vs. AEFC, American Partners Life Insurance Company, American Enterprise Life Insurance Company, American Centurion Life Assurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York, was filed in the same court on October 13, 1998 alleging that the sale of annuities in tax-deferred contributory retirement investment plans (e.g. IRAs) was done through deceptive marketing practices, which IDS Life denies. Plaintiffs in each of the above actions seek damages in an unspecified amount and also seek to establish a claims resolution facility for the determination of individual issues.


IDS Life and AEFC believe they have meritorious defenses to the claims raised in the lawsuits. The outcome of any litigation cannot be predicted with certainty. In the opinion of management, however, the ultimate resolution of the above lawsuits and others filed against IDS Life should not have a material adverse effect on IDS Life's consolidated financial position.

Year 2000

The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of IDS Life and the variable account. IDS Life and the variable account have no computer systems of their own but are dependent upon the systems of AEFC and certain other third parties.

A comprehensive review of AEFC's computer systems and business processes has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. AEFC's target date for substantially completing corrective measures on business critical systems was Dec. 31, 1998. Substantial testing of these systems was targeted for completion early in 1999. AEFC currently is on track with this schedule and also is on track to finish the work on non-critical systems by June 30, 1999. The Year 2000 readiness of unaffiliated investment managers and other third parties whose system failures could have an impact on IDS Life's and the variable account's operations continues to be evaluated. The potential materiality of any such impact is not known at this time.

AEFC's Year 2000 project includes establishing Year 2000 contingency plans for all key business units. Business continuation plans, which address business continuation in the event of a system disruption, are in place for all key business units. These plans are being amended to include specific Year 2000 considerations and will continue to be refined throughout 1999 as additional information related to potential Year 2000 exposure is gathered.


[This information will be updated so that it is current as of the time the product becomes effective.]

Table of Contents of the Statement of Additional Information


IDS Life Preferred Retirement Account                                  p.
Performance Information                                                p.
Calculating Annuity Payouts                                            p.
Rating Agencies                                                        p.
Principal Underwriter                                                  p.
Independent Auditors                                                   p.
Financial Statements

Please check the box to receive a copy of the Statement of Additional Information for:

-- AXP Retirement Advisor Variable Annuity - Band 3
-- IDS Life Retirement Annuity Mutual Funds
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund
-- New Fund


Mail your request to:

IDS Life Insurance Company
IDS Tower 10
Minneapolis, MN 55440-0010

We will mail your request to:

Your name _____________________________________________
Address _______________________________________________
City _____________________ State _________ Zip ________

                       STATEMENT OF ADDITIONAL INFORMATION

                                       for


                     AXP RETIREMENT ADVISOR VARIABLE ANNUITY

                          IDS Life Variable Account 10


                                    __, 1999


IDS Life Variable Account 10 is a separate account established and maintained by IDS Life Insurance Company (IDS Life).

This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained by writing or calling us at the address and telephone number below. The prospectus is incorporated in this SAI by reference.


IDS Life Insurance Company
IDS Tower 10
Minneapolis, MN  55440-0010
800-437-0602

AXP Retirement Advisor Variable Annuity
IDS Life Variable Account 10


                                         TABLE OF CONTENTS

IDS Life Preferred Retirement Account...............................p.3

Performance Information.............................................p.4

Calculating Annuity Payouts.........................................p.8

Rating Agencies....................................................p.10

Principal Underwriter..............................................p.10

Independent Auditors...............................................p.10

Financial Statements

IDS LIFE PREFERRED RETIREMENT ACCOUNT


You may use the AXP Retirement Advisor Variable Annuity to fund the IDS Life Preferred Retirement Account (PRA) as a way to build tax-deferred retirement income. You may use the PRA to supplement, or as an alternative to, a non-deductible IRA or other retirement plan.


The advantages of the IDS Life Preferred Retirement Account over a non-deductible IRA are shown below:

                                      IDS Life Preferred
                                      Retirement Account                    Non-deductible IRA
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------


Maximum amount                        $100,000 to $1 million initially,      $2,000 per year ($4,000 per year
you can contribute                    then $50,000 to $100,000 per year      for married individuals filing
                                      depending on your age.                 (jointly)
                                      (spouse can have own plan)


------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Highest age you                       The later of age 85 or the 10th        701/2years old
can contribute                        contract anniversary
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Types of income                       Any type: wages, investment            Generally limited to income from
you can contribute                    income, gifts, inheritance, etc.       employment
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Records you must keep                 None required, but IDS Life            You must keep all records yourself
                                      furnishes you regular reports for
                                      your files
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Reports you must                      None                                   You must report all contributions
file with the IRS                                                            and withdrawals each year
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Age at which you                      The later of age 85 or the 10th        701/2years old
must begin withdrawals                contract anniversary
------------------------------------- ----------------------------------- -----------------------------------

PERFORMANCE INFORMATION
-------------------------------------------------------------------------------

The subaccounts may quote various performance figures to illustrate past performance. We base total return and current yield quotations (if applicable) on standardized methods of computing performance as required by the Securities and Exchange Commission (SEC). An explanation of the methods used to compute performance follows below.

Average Annual Total Return

We will express quotations of average annual total return for the subaccounts in terms of the average annual compounded rate of return of a hypothetical investment in the contract over a period of one, five and ten years (or, if less, up to the life of the subaccounts), calculated according to the following formula:

                                           P(1+T)n = ERV

where:         P =  a hypothetical initial payment of $1,000
               T =  average annual total return
               n =  number of years
             ERV = Ending Redeemable Value of a hypothetical $1,000 payment made at the beginning of the period, at the end of the period (or fractional portion thereof)


We calculated the following performance figures on the basis of historical performance of each fund. Currently we do not show any performance information for the subaccounts because they are new and have not had any activity to date. However, we show performance from the commencement date of the funds as if the contract existed at that time. Past performance does not guarantee future results.


Average Annual Total Return For Nonqualified Annuities With a Seven Year Surrender Schedule For
Periods Ending [________]
                                                      Performance since commencement of the
               Fund**

                                                                                    Since
Subaccount     Investing in:                          1 Year  5 Years   10 Years    commencement

               IDS LIFE
  [__]           Aggressive Growth Fund (1/92)*       %        %         %          %
  [__]           Capital Resource Fund (10/81)
  [__]           Global Yield Fund (4/96)
  [__]           Growth Dimensions Fund (4/96)
  [__]           Income Advantage Fund (4/96)
  [__]           International Equity Fund (1/92)
  [__]           Managed Fund (4/86)
  [__]           Moneyshare Fund (10/81)
  [__]           Special Income Fund (10/81)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)


*    (Commencement dates of the Funds)
** Current applicable charges deducted from fund performance include a $30 contract administrative charge, a 0.95% mortality and expense risk fee and applicable surrender charges associated with the seven year surrender charge schedule.

Average Annual Total Return For Nonqualified Annuities With a Ten Year Surrender Schedule For
Periods Ending [________]
                                                     Performance since commencement of the
               Fund**

                                                                                    Since
Subaccount     Investing in:                          1 Year  5 Years   10 Years    commencement

               IDS LIFE
  [__]           Aggressive Growth Fund (1/92)*       %         %           %           %
  [__]           Capital Resource Fund (10/81)
  [__]           Global Yield Fund (4/96)
  [__]           Growth Dimensions Fund (4/96)
  [__]           Income Advantage Fund (4/96)
  [__]           International Equity Fund (1/92)
  [__]           Managed Fund (4/86)
  [__]           Moneyshare Fund (10/81)
  [__]           Special Income Fund (10/81)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)


*    (Commencement dates of the Funds)
** Current applicable charges deducted from fund performance include a $30 contract administrative charge, a 0.95% mortality and expense risk fee and applicable surrender charges associated with the ten year surrender charge schedule.

Average Annual Total Return For Nonqualified Annuities Without Surrender For Periods Ending
[--------]
                                                     Performance since commencement of the
               Fund**

                                                                                    Since
Subaccount     Investing in:                          1 Year  5 Years   10 Years    commencement

               IDS LIFE

  [__]           Aggressive Growth Fund (1/92)*        %         %           %           %
  [__]           Capital Resource Fund (10/81)
  [__]           Global Yield Fund (4/96)
  [__]           Growth Dimensions Fund (4/96)
  [__]           Income Advantage Fund (4/96)
  [__]           International Equity Fund (1/92)
  [__]           Managed Fund (4/86)
  [__]           Moneyshare Fund (10/81)
  [__]           Special Income Fund (10/81)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)


*    (Commencement dates of the Funds)
** Current applicable charges deducted from fund performance include a $30 contract administrative charge and a 0.95% mortality and expense risk fee.


Average Annual Total Return For Qualified Annuities With a Seven Year Surrender Schedule For
Periods Ending [________]

                                                      Performance since commencement of the
               Fund**

                                                                                    Since
Subaccount     Investing in:                          1 Year  5 Years   10 Years    commencement

               IDS LIFE
  [__]           Aggressive Growth Fund (1/92)*        %         %           %           %
  [__]           Capital Resource Fund (10/81)
  [__]           Global Yield Fund (4/96)
  [__]           Growth Dimensions Fund (4/96)
  [__]           Income Advantage Fund (4/96)
  [__]           International Equity Fund (1/92)
  [__]           Managed Fund (4/86)
  [__]           Moneyshare Fund (10/81)
  [__]           Special Income Fund (10/81)
               -----------------------------------

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)


*    (Commencement dates of the Funds)
** Current applicable charges deducted from fund performance include a $30 contract administrative charge, a 0.75% mortality and expense risk fee and applicable surrender charges associated with the seven year surrender charge schedule.

Average Annual Total Return For Qualified Annuities With a Ten Year Surrender Schedule For
Periods Ending [________]

                                                     Performance since commencement of the
               Fund**

                                                                                    Since
Subaccount     Investing in:                          1 Year  5 Years   10 Years    commencement

               IDS LIFE
  [__]           Aggressive Growth Fund (1/92)*       %         %           %           %
  [__]           Capital Resource Fund (10/81)
  [__]           Global Yield Fund (4/96)
  [__]           Growth Dimensions Fund (4/96)
  [__]           Income Advantage Fund (4/96)
  [__]           International Equity Fund (1/92)
  [__]           Managed Fund (4/86)
  [__]           Moneyshare Fund (10/81)
  [__]           Special Income Fund (10/81)
               -----------------------------------

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)


*    (Commencement dates of the Funds)
** Current applicable charges deducted from fund performance include a $30 contract administrative charge, a 0.75% mortality and expense risk fee and applicable surrender charges associated with the ten year surrender charge schedule.


Average Annual Total Return For Qualified Annuities Without Surrender For Periods Ending
[--------]

                                                     Performance since commencement of the
               Fund**

                                                                                    Since
Subaccount     Investing in:                          1 Year  5 Years   10 Years    commencement

               IDS LIFE

  [__]           Aggressive Growth Fund (1/92)*       %         %           %           %
  [__]           Capital Resource Fund (10/81)
  [__]           Global Yield Fund (4/96)
  [__]           Growth Dimensions Fund (4/96)
  [__]           Income Advantage Fund (4/96)
  [__]           International Equity Fund (1/92)
  [__]           Managed Fund (4/86)
  [__]           Moneyshare Fund (10/81)
  [__]           Special Income Fund (10/81)


               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)


*    (Commencement dates of the Funds)
** Current applicable charges deducted from fund performance include a $30 contract administrative charge and a 0.75% mortality and expense risk fee.

Cumulative Total Return

Cumulative total return represents the cumulative change in the value of an investment for a given period (reflecting change in a subaccount's accumulation unit value). We compute cumulative total return by using the following formula:

                                              ERV - P
                                                 P

where:                P =  a hypothetical initial payment of $1,000
                    ERV =  Ending Redeemable Value of a hypothetical $1,000
                           payment made at the beginning of the period, at the end of the period (or fractional portion thereof).


Total return figures reflect the deduction of the surrender charge which assumes you withdraw the entire contract value at the end of the one, five and ten year periods (or, if less, up to the life of the subaccount). We also may show performance figures without the deduction of a surrender charge. In addition, total return figures reflect the deduction of all other applicable charges including the contract administrative charge and mortality and expense risk fee.


Annualized Calculation of Yield for Subaccounts Investing in Money Market Funds

Simple Yield:

For the subaccounts investing in money market funds, we base quotations of simple yield on:
         (a) the change in the value of a hypothetical subaccount (exclusive of capital changes and income other than investment income) at the beginning of a particular seven-day period;
         (b) less a pro rata share of the subaccount expenses accrued over the period; (c) dividing this difference by the value of the subaccount at the beginning of the period to obtain the base period return; and
         (d)  multiplying the base period return by 365/7.

The subaccount's value includes:
o any declared dividends,
o the value of any shares purchased with dividends paid during the period, and
o any dividends declared for such shares.

It does not include:
o the effect of any applicable surrender charge, or
o any realized or unrealized gains or losses.

Annualized Compound Yield:

We calculate compound yield using the base period return described above, which we then compound according to the following formula:


Compound Yield = [(Base Period Return + 1)365/7] -1

You must consider (when comparing an investment in subaccounts investing in money market funds with fixed annuities) that fixed annuities often provide an agreed-to or guaranteed yield for a stated period of time, whereas the subaccount's yield fluctuates. In comparing the yield of the subaccount to a money market fund, you should consider the different services that the contract provides.

Annualized Yield for Subaccounts Investing in Income Funds

For the subaccounts investing in income funds, we base quotations of yield on all investment income earned during a particular 30-day period, less expenses accrued during the period (net investment income) and compute it by dividing net investment income per accumulation unit by the value of an accumulation unit on the last day of the period, according to the following formula:

                           YIELD = 2[( a-b + 1)6 - 1]
                                       cd

where:                a =  dividends and investment income earned during the
                           period
                      b =  expenses accrued for the period (net of
                           reimbursements)
                      c =  the average daily number of accumulation units
                           outstanding during the period that were entitled t receive dividends
                      d    the maximum offering price per accumulation unit on
                           the last day of the period

The subaccount earns yield from the increase in the net asset value of shares of the fund in which it invests and from dividends declared and paid by the fund, which are automatically invested in shares of the fund.


The yield on the subaccount's accumulation unit may fluctuate daily and does not provide a basis for determining future yields.

Independent rating or statistical services or publishers or publications such as those listed below may quote subaccount performance, compare it to rankings, yields or returns, or use it in variable annuity accumulation or settlement illustrations they publish or prepare.

         The Bank Rate Monitor National Index, Barron's, Business Week, CDA Technologies, Donoghue's Money Market Fund Report, Financial Services Week, Financial Times, Financial World, Forbes, Fortune, Global Investor, Institutional Investor, Investor's Daily, Kiplinger's Personal Finance, Lipper Analytical Services, Money, Morningstar, Mutual Fund Forecaster, Newsweek, The New York Times, Personal Investor, Stanger Report, Sylvia Porter's Personal Finance, USA Today, U.S. News and World Report, The Wall Street Journal and Wiesenberger Investment Companies Service.

CALCULATING ANNUITY PAYOUTS

The Variable Account

We do the following calculations separately for each of the subaccounts of the variable account. The separate monthly payouts, added together, make up your total variable annuity payout.

Initial Payout: To compute your first monthly payment, we:


o determine the dollar value of your contract as of the valuation date that falls on (or closest to the valuation date that falls before) the seventh calendar day before the settlement date and then deduct any applicable premium tax; then
o apply the result to the annuity table contained in the contract or another table at least as favorable.


The annuity table shows the amount of the first monthly payment for each $1,000 of value which depends on factors built into the table, as described below.


Annuity Units: We then convert the value of your subaccount to annuity units. To compute the number of units credited to you, we divide the first monthly payment by the annuity unit value (see below) on the valuation date that falls on (or closest to the valuation date that falls before) the seventh calendar day before the settlement date. The number of units in your subaccount is fixed. The value of the units fluctuates with the performance of the underlying fund.


Subsequent Payouts: To compute later payouts, we multiply:

o the annuity unit value on the valuation date that falls on (or closest to the valuation date that falls before) the seventh calendar day before the payout is due; by
o    the fixed number of annuity units credited to you.

Annuity Unit Values: We originally set this value at $1 for each subaccount.
To calculate later values we multiply the last annuity value by the product of:

o    the net investment factor; and
o    the neutralizing factor.

The purpose of the neutralizing factor is to offset the effect of the assumed rate built into the annuity table. With an assumed investment rate of 5%, the neutralizing factor is 0.999866 for a one day valuation period.

Net Investment Factor: We determine the net investment factor by:

o adding the fund's current net asset value per share plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then
o    dividing that sum by the previous adjusted net asset value per share; and
o subtracting the percentage factor representing the mortality and expense risk fee from the result.

Because the net asset value of the fund may fluctuate, the net investment factor may be greater or less than one, and the annuity unit value may increase or decrease. You bear this investment risk in a variable subaccount.

The Fixed Account

We guarantee your fixed annuity payout amounts. Once calculated, your payout will remain the same and never change. To calculate your annuity payouts we:

o take the value of your fixed account at the settlement date or the date you selected to begin receiving your annuity payouts; then
o using an annuity table, we apply the value according to the annuity payout plan you select.

The annuity payout table we use will be the one in effect at the time you choose to begin your annuity payouts. The values in the table will be equal to or greater than the table in your contract.

RATING AGENCIES

The following chart reflects the ratings given to us by independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. This information does not relate to the management or performance of the subaccounts of the contract. This information relates only to the fixed account and reflects our ability to make annuity payouts and to pay death benefits and other distributions from the contract.


    Rating Agency              Rating

      A.M. Best                  A+
                             (Superior)

    Duff & Phelps               AAA

       Moody's                  Aa2

PRINCIPAL UNDERWRITER

The principal underwriter for the contract is IDS Life which offers the contract on a continuous basis.


The contract is new and therefore we have not received any surrender charges or paid any commissions.


INDEPENDENT AUDITORS


[To be filed by amendment.]


FINANCIAL STATEMENTS

                       STATEMENT OF ADDITIONAL INFORMATION

                                       for


                 AXP RETIREMENT ADVISOR VARIABLE ANNUITY-BAND 3


                          IDS Life Variable Account 10


                                    __, 1999


IDS Life Variable Account 10 is a separate account established and maintained by IDS Life Insurance Company (IDS Life).

This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained by writing or calling us at the address and telephone number below. The prospectus is incorporated in this SAI by reference.


IDS Life Insurance Company
IDS Tower 10
Minneapolis, MN  55440-0010
800-437-0602

AXP Retirement Advisor Variable Annuity-Band 3
IDS Life Variable Account 10

                                TABLE OF CONTENTS

IDS Life Preferred Retirement Account............................p.3

Performance Information..........................................p.4

Calculating Annuity Payouts......................................p.8

Rating Agencies.................................................p.10

Principal Underwriter...........................................p.10

Independent Auditors............................................p.10

Financial Statements

IDS LIFE PREFERRED RETIREMENT ACCOUNT


You may use the AXP Retirement Advisor Variable Annuity-Band 3 to fund the IDS Life Preferred Retirement Account (PRA) as a way to build tax-deferred retirement income. You may use the PRA to supplement, or as an alternative to, a non-deductible IRA or other retirement plan.


The advantages of the IDS Life Preferred Retirement Account over a non-deductible IRA are shown below:


                                      IDS Life Preferred
                                      Retirement Account                   Non-deductible IRA
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------


Maximum amount                        $100,000 to $2 million initially,    $2,000 per year ($4,000 per year
you can contribute                    then $50,000 to $100,000 per         for married individuals filing                     year
                                      year depending on your age and       jointly)
                                      category. (spouse can have own
                                      account)
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------


Highest age you                       The later of age 85 or the 10th     701/2years old
can contribute                        contract anniversary
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Types of income                       Any type: wages, investment         Generally limited to income from
you can contribute                    income, gifts, inheritance, etc.    employment
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Records you must keep                 None required, but IDS Life         You must keep all records yourself
                                      furnishes you regular reports
                                      for your files
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Reports you must                      None                                You must report all contributions
file with the IRS                                                         and withdrawals each year
------------------------------------- ----------------------------------- -----------------------------------
------------------------------------- ----------------------------------- -----------------------------------

Age at which you                      The later of age 85 or the 10th     701/2years old
must begin withdrawals                contract anniversary
------------------------------------- ----------------------------------- -----------------------------------

PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

The subaccounts may quote various performance figures to illustrate past performance. We base total return and current yield quotations (if applicable) on standardized methods of computing performance as required by the Securities and Exchange Commission (SEC). An explanation of the methods used to compute performance follows below.

Average Annual Total Return


We will express quotations of average annual total return for the subaccounts in terms of the average annual compounded rate of return of a hypothetical investment in the contract over a period of one, five and ten years (or, if less, up to the life of the subaccounts), calculated according to the following formula:


                                           P(1+T)n = ERV

where:         P =  a hypothetical initial payment of $1,000
               T =  average annual total return
               n =  number of years
             ERV = Ending Redeemable Value of a hypothetical $1,000 payment made at the beginning of the period, at the end of the period (or fractional portion thereof)


We calculated the following performance figures on the basis of historical performance of each fund. Currently we do not show any performance information for the subaccounts because they are new and have not had any activity to date. However, we show performance from the commencement date of the funds as if the contract existed at that time. Past performance does not guarantee future results.

Average Annual Total Return For Periods Ending [________]

                                                      Performance since commencement of theFund**
                                                                                    Since
Subaccount     Investing in:                        1 Year   5 Years  10 Years    commencement

               IDS LIFE
  [__]           Aggressive Growth Fund (1/92)*        %        %         %            %
  [__]           Capital Resource Fund (10/81)
  [__]           Global Yield Fund (4/96)
  [__]           Growth Dimensions Fund (4/96)
  [__]           Income Advantage Fund (4/96)
  [__]           International Equity Fund (1/92)
  [__]           Managed Fund (4/86)
  [__]           Moneyshare Fund (10/81)
  [__]           Special Income Fund (10/81)
               -----------------------------------

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)

               NEW FUND
  [__]           New Fund (___)


*    (Commencement dates of the Funds)
** Current applicable charges deducted from fund performance include a $30 contract administrative charge and a 0.55% mortality and expense risk fee.

Cumulative Total Return

Cumulative total return represents the cumulative change in the value of an investment for a given period (reflecting change in a subaccount's accumulation unit value). We compute cumulative total return by using the following formula:

                                              ERV - P
                                                 P

where:                P =  a hypothetical initial payment of $1,000
                    ERV    = Ending Redeemable Value of a hypothetical $1,000
                           payment made at the beginning of the period, at the end of the period (or fractional portion thereof).


All total return figures reflect the deduction of all applicable charges including the contract administrative charge and mortality and expense risk fee.


Annualized Calculation of Yield for Subaccounts Investing in Money Market Funds

Simple Yield:

For the subaccounts investing in money market funds, we base quotations of simple yield on:
         (a) the change in the value of a hypothetical subaccount (exclusive of capital changes and income other than investment income) at the beginning of a particular seven-day period;
         (b) less a pro rata share of the subaccount expenses accrued over the period;
         (c) dividing this difference by the value of the subaccount at the beginning of the period to obtain the base period return; and
         (d)  multiplying the base period return by 365/7.

The subaccount's value includes:
o any declared dividends,
o the value of any shares purchased with dividends paid during the period, and
o any dividends declared for such shares.


It does not include any realized or unrealized gains or losses.


Annualized Compound Yield:

We calculate compound yield using the base period return described above, which we then compound according to the following formula:

Compound Yield = [(Base Period Return + 1)365/7] -1

You must consider (when comparing an investment in subaccounts investing in money market funds with fixed annuities) that fixed annuities often provide an agreed-to or guaranteed yield for a stated period of time, whereas the subaccount's yield fluctuates. In comparing the yield of the subaccount to a money market fund, you should consider the different services that the contract provides.

Annualized Yield for Subaccounts Investing in Income Funds

For the subaccounts investing in income funds, we base quotations of yield on all investment income earned during a particular 30-day period, less expenses accrued during the period (net investment income) and compute it by dividing net investment income per accumulation unit by the value of an accumulation unit on the last day of the period, according to the following formula:

                           YIELD = 2[( a-b + 1)6 - 1]
                                       cd

where: a = dividends and investment income earned during the period b = expenses accrued for the period (net of reimbursements) c = the average daily number of accumulation units outstanding during the period that were entitled to receive dividends
             d = the maximum offering price per accumulation unit on the last day of the period

The subaccount earns yield from the increase in the net asset value of shares of the fund in which it invests and from dividends declared and paid by the fund, which are automatically invested in shares of the fund.


The yield on the subaccount's accumulation unit may fluctuate daily and does not provide a basis for determining future yields.

Independent rating or statistical services or publishers or publications such as those listed below may quote subaccount performance, compare it to rankings, yields or returns, or use it in variable annuity accumulation or settlement illustrations they publish or prepare.

         The Bank Rate Monitor National Index, Barron's, Business Week, CDA Technologies, Donoghue's Money Market Fund Report, Financial Services Week, Financial Times, Financial World, Forbes, Fortune, Global Investor, Institutional Investor, Investor's Daily, Kiplinger's Personal Finance, Lipper Analytical Services, Money, Morningstar, Mutual Fund Forecaster, Newsweek, The New York Times, Personal Investor, Stanger Report, Sylvia Porter's Personal Finance, USA Today, U.S. News and World Report, The Wall Street Journal and Wiesenberger Investment Companies Service.

CALCULATING ANNUITY PAYOUTS

The Variable Account

We do the following calculations separately for each of the subaccounts of the variable account. The separate monthly payouts, added together, make up your total variable annuity payout.

Initial Payout: To compute your first monthly payment, we:


o determine the dollar value of your contract as of the valuation date that falls on (or closest to the valuation date that falls before) the seventh calendar day before the settlement date and then deduct any applicable premium tax; then
o apply the result to the annuity table contained in the contract or another table at least as favorable.


The annuity table shows the amount of the first monthly payment for each $1,000 of value which depends on factors built into the table, as described below.


Annuity Units: We then convert the value of your subaccount to annuity units. To compute the number of units credited to you, we divide the first monthly payment by the annuity unit value (see below) on the valuation date that falls on (or closest to the valuation date that falls before) the seventh calendar day before the settlement date. The number of units in your subaccount is fixed. The value of the units fluctuates with the performance of the underlying fund.


Subsequent Payouts: To compute later payouts, we multiply:

o the annuity unit value on the valuation date that falls on (or closest to the valuation date that falls before) the seventh calendar day before the payout is due; by
o    the fixed number of annuity units credited to you.

Annuity Unit Values: We originally set this value at $1 for each subaccount.
To calculate later values we multiply the last annuity value by the product of:

o    the net investment factor; and
o    the neutralizing factor.

The purpose of the neutralizing factor is to offset the effect of the assumed rate built into the annuity table. With an assumed investment rate of 5%, the neutralizing factor is 0.999866 for a one day valuation period.

Net Investment Factor: We determine the net investment factor by:

o adding the fund's current net asset value per share plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then
o    dividing that sum by the previous adjusted net asset value per share; and
o subtracting the percentage factor representing the mortality and expense risk fee from the result.

Because the net asset value of the fund may fluctuate, the net investment factor may be greater or less than one, and the annuity unit value may increase or decrease. You bear this investment risk in a variable subaccount.

The Fixed Account

We guarantee your fixed annuity payout amounts. Once calculated, your payout will remain the same and never change. To calculate your annuity payouts we:


o take the value of your fixed account at the settlement date or the date you selected to begin receiving your annuity payouts; then
o using an annuity table, we apply the value according to the annuity payout plan you select.


The annuity payout table we use will be the one in effect at the time you choose to begin your annuity payouts. The values in the table will be equal to or greater than the table in your contract.

RATING AGENCIES

The following chart reflects the ratings given to us by independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. This information does not relate to the management or performance of the subaccounts of the contract. This information relates only to the fixed account and reflects our ability to make annuity payouts and to pay death benefits and other distributions from the contract.


    Rating Agency              Rating

      A.M. Best                  A+
                             (Superior)

    Duff & Phelps               AAA

       Moody's                  Aa2

PRINCIPAL UNDERWRITER

The principal underwriter for the contract is IDS Life which offers the contract on a continuous basis.


The contract is new and therefore we have not received any surrender charges or paid any commissions.


INDEPENDENT AUDITORS


[To be filed by amendment.]


FINANCIAL STATEMENTS

PART C.

Item 24. Financial Statements and Exhibits

(a)      Financial statements included in Part B of this Registration Statement:

         To be filed by amendment.

(b)      Exhibits:

1. Resolution of the Board of Directors of IDS Life establishing the IDS Life Variable Account 10 dated August 23, 1995, filed electronically as
         Exhibit 1 to Registrant's Initial Registration Statement No. 33-62407 is incorporated herein by reference.

2.       Not applicable.

3.       Not applicable.

4.1 Form of Deferred Annuity Contract for non-qualified contracts (form 31043), is filed electronically herewith.

4.2 Form of Deferred Annuity Contract for tax qualified contracts (form 31044), is filed electronically herewith.

4.3 Form of Deferred Annuity Contract for IRA contracts (form 31045-IRA), is filed electronically herewith.

4.4 Form of Deferred Annuity Contract for non-qualified contracts (form 31046), is filed electronically herewith.

4.5 Form of Deferred Annuity Contract for tax qualified contracts (form 31047), is filed electronically herewith.

4.6 Form of Deferred Annuity Contract for IRA contracts (form 31048-IRA), is filed electronically herewith.

5.       Form of Variable Annuity Application to be filed by amendment.

6.1 Certificate of Incorporation of IDS Life dated July 24, 1957, filed electronically as Exhibit 6.1 to Registrant's Initial Registration Statement No. 33-62407 is incorporated herein by reference.

6.2 Amended By-Laws of IDS Life filed electronically as Exhibit 6.2 to Registrant's Initial Registration Statement No. 33-62407 is incorporated herein by reference.

7.       Not applicable.

8.       Participation Agreements to be filed by amendment.

9. Opinion of counsel and consent to its use as the legality of the securities being registered to be filed by amendment.

10.      Consent of Independent Auditors to be filed by amendment.

11.      None.

12.      Not applicable.

13.      To be filed by amendment.

14.      Not applicable.

15(a) Power of Attorney to sign this Registration Statement dated March 12, 1997, filed electronically as Exhibit 15 to Post-Effective Amendment No.2 to Registration Statement No. 33-62407, is incorporated herein by reference.

15(b) Power of Attorney to sign this Registration Statement dated April 9, 1998, filed electronically as Exhibit 15(b) to Post-Effective Amendment No. 3 to Registration Statement No. 33-62407, is incorporated by reference.


Item 25. Directors and Officers of the Depositor (IDS Life Insurance Company)
Name                               Principal Business Address          Positions and Offices with Depositor

Timothy V. Bechtold                IDS Tower 10                        Executive Vice President, Risk
                                   Minneapolis, MN  55440              Management Products

David J. Berry                     IDS Tower 10                        Vice President
                                   Minneapolis, MN  55440

Mark W. Carter                     IDS Tower 10                        Executive Vice President, Marketing
                                   Minneapolis, MN  55440

Robert M. Elconin                  IDS Tower 10                        Vice President
                                   Minneapolis, MN  55440

Lorraine R. Hart                   IDS Tower 10                        Vice President, Investments
                                   Minneapolis, MN  55440

Jeffrey S. Horton                  IDS Tower 10                        Vice President, Treasurer and
                                   Minneapolis, MN  55440              Assistant Secretary

David R. Hubers                    IDS Tower 10                        Director
                                   Minneapolis, MN  55440

James M. Jensen                    IDS Tower 10                        Vice President, Insurance Product
                                   Minneapolis, MN  55440              Development

Richard W. Kling                   IDS Tower 10                        Director and President
                                   Minneapolis, MN  55440

Paul F. Kolkman                    IDS Tower 10                        Director and Executive Vice President
                                   Minneapolis, MN  55440

Paula R. Meyer                     IDS Tower 10                        Director and Executive Vice
                                   Minneapolis, MN  55440              President, Assured Assets

James A. Mitchell                  IDS Tower 10                        Director, Chairman of the Board and
                                   Minneapolis, MN  55440              Chief Executive Officer

Pamela J. Moret                    IDS Tower 10                        Executive Vice President, Variable
                                   Minneapolis, MN  55440              Assets

Barry J. Murphy                    IDS Tower 10                        Director and Executive Vice
                                   Minneapolis, MN  55440              President, Client Service

James R. Palmer                    IDS Tower 10                        Vice President, Taxes
                                   Minneapolis, MN  55440

Stuart A. Sedlacek                 IDS Tower 10                        Director and Executive Vice President
                                   Minneapolis, MN  55440

F. Dale Simmons                    IDS Tower 10                        Vice President, Real Estate Loan
                                   Minneapolis, MN  55440              Management

William A. Stoltzmann              IDS Tower 10                        Vice President, General Counsel and
                                   Minneapolis, MN  55440              Secretary


Philip C. Wentzel                  IDS Tower 10                        Vice President and Controller
                                   Minneapolis, MN  55440

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

                  IDS Life Insurance Company is a wholly-owned subsidiary of American Express Financial Corporation. American Express Financial Corporation is a wholly-owned subsidiary of American Express Company (American Express).

                  The following list includes the names of major subsidiaries of American Express.


Jurisdiction of
Name of Subsidiary
Incorporation
I. Travel Related Services

     American Express Travel Related Services Company, Inc.                             New York

II. International Banking Services

     American Express Bank Ltd.
     Connecticut

III. Companies engaged in Financial Services

     Advisory Capital Partners LLC                                                      Delaware
     Advisory Capital Strategies Group Inc.                                             Minnesota
     American Centurion Life Assurance Company                                          New York
     American Enterprise Investment Services Inc.                                       Minnesota
     American Enterprise Life Insurance Company                                         Indiana
     American Express Asset Management Group Inc.                                       Minnesota
     American Express Asset Management International Inc.                               Delaware
     American Express Asset Management International (Japan) Ltd.                       Japan
     American Express Asset Management Ltd.                                             England
     American Express Client Service Corporation                                        Minnesota
     American Express Corporation                                                       Delaware
     American Express Financial Advisors Inc.                                           Delaware
     American Express Financial Advisors Japan Inc.                                     Delaware
     American Express Financial Corporation                                             Delaware
     American Express Insurance Agency of Arizona Inc.                                  Arizona
     American Express Insurance Agency of Idaho Inc.                                    Idaho
     American Express Insurance Agency of Nevada Inc.                                   Nevada
     American Express Insurance Agency of Oregon Inc.                                   Oregon
     American Express Minnesota Foundation                                              Minnesota
     American Express Property Casualty Insurance Agency of Kentucky Inc.               Kentucky
     American Express Property Casualty Insurance Agency of Maryland Inc.               Maryland
     American Express Property Casualty Insurance Agency of Mississippi Inc.
     Mississippi
     American Express Property Casualty Insurance Agency of Pennsylvania Inc.
     Pennsylvania
     American Express Trust Company                                                     Minnesota
     American Partners Life Insurance Company                                           Arizona
     IDS Cable Corporation                                                              Minnesota
     IDS Cable II Corporation                                                           Minnesota
     IDS Capital Holdings Inc.                                                          Minnesota
     IDS Certificate Company                                                            Delaware
     IDS Futures Brokerage Group                                                        Minnesota
     IDS Futures Corporation                                                            Minnesota
     IDS Insurance Agency of Alabama Inc.                                               Alabama
     IDS Insurance Agency of Arkansas Inc.                                              Arkansas
     IDS Insurance Agency of Massachusetts Inc.
     Massachusetts
     IDS Insurance Agency of Mississippi Ltd.
     Mississippi


     IDS Insurance Agency of New Mexico Inc.                                            New Mexico
     IDS Insurance Agency of North Carolina Inc.                                        North
     Carolina
     IDS Insurance Agency of Ohio Inc.                                                  Ohio
     IDS Insurance Agency of Texas Inc.                                                 Texas
     IDS Insurance Agency of Utah Inc.                                                  Utah
     IDS Insurance Agency of Wyoming Inc.                                               Wyoming
     IDS Life Insurance Company                                                         Minnesota
     IDS Life Insurance Company of New York                                             New York
     IDS Management Corporation                                                         Minnesota
     IDS Partnership Services Corporation                                               Minnesota
     IDS Plan Services of California, Inc.                                              Minnesota
     IDS Property Casualty Insurance Company                                            Wisconsin
     IDS Real Estate Services, Inc.                                                     Delaware
     IDS Realty Corporation                                                             Minnesota
     IDS Sales Support Inc.                                                             Minnesota
     Investors Syndicate Development Corp.                                              Nevada
     Public Employee Payment Company                                                    Minnesota


Item 27. Number of Contractowners

                  Not applicable.

Item 28. Indemnification

                  The By-Laws of the depositor provide that it shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he is or was a director, officer, employee or agent of this Corporation, or is or was serving at the direction of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the State of Minnesota, as now existing or hereafter amended, provided that this Article shall not indemnify or protect any such director, officer, employee or agent against any liability to the Corporation or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of his duties or by reason of his reckless disregard of his obligations and duties.

                  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to director, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

         To be filed by amendment.

Item 30. Location of Accounts and Records

         IDS Life Insurance Company
         IDS Tower 10
         Minneapolis, MN

Item 31. Management Services

         Not applicable.

Item 32. Undertakings

(a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Registrant represents that it is relying upon the no-action assurance given to the American Council of Life Insurance (pub. avail.
         Nov. 28, 1988).Further, Registrant represents that it has complied with the provisions of paragraphs (1)-(4) of that no-action letter.

(e) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                            SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, IDS Life Insurance Company, on behalf of the Registrant, certifies that it meets requirements for effectiveness of this Amendment to its Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf in the City of Minneapolis, and State of Minnesota, on the 26th day of May, 1999.


                      IDS LIFE VARIABLE ANNUITY ACCOUNT 10
                                           (Registrant)

                                    By IDS Life Insurance Company
                                           (Sponsor)

                                    By /s/  Richard W. Kling*
                                            Richard W. Kling
                                            President


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 26th day of May, 1999.

Signature                               Title

/s/  Jeffrey S. Horton**                Vice President, Treasurer and
     Jeffrey S. Horton                  Assistant Secretary

/s/  David R. Hubers*                   Director
     David R. Hubers

/s/  Richard W. Kling*                  Director and President
     Richard W. Kling

/s/  Paul F. Kolkman*                   Director and Executive Vice
     Paul F. Kolkman                    President

/s/  James A. Mitchell*                 Director, Chairman of the
     James A. Mitchell                  Board and Chief Executive Officer

/s/  Barry J. Murphy*                   Director and Executive Vice
     Barry J. Murphy                    President, Client Service

/s/  Stuart A. Sedlacek*                Director and Executive Vice
     Stuart A. Sedlacek                 President

/s/  Philip C. Wentzel**                Vice President and Controller
     Philip C. Wentzel

*Signed pursuant to Power of Attorney dated March 12, 1997, filed electronically as Exhibit 15 to Post-Effective Amendment No. 2 to Registration Statement No. 33-62407, is incorporated herein by reference.

**Signed pursuant to Power of Attorney dated April 9, 1998, filed electronically as Exhibit 15(b) to Post-Effective Amendment No. 3 to the Registration Statement No. 33-62407, is incorporated herein by reference.



/s/ Mary Ellyn Minenko
    Mary Ellyn Minenko
Vice President and Group Counsel

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement is comprised of the following papers and documents:

The Cover Page.

Part A.

     The prospectus.

Part B.

     Statement of Additional Information.

Part C.

     Other Information.

     The signatures.

Exhibits.